Execution Version

IM CANNABIS CORP.

and

TRICHOME FINANCIAL CORP.

ARRANGEMENT AGREEMENT

December 30, 2020

-i-

Table of Contents

(continued)

-ii-

ARRANGEMENT AGREEMENT

THIS AGREEMENT is dated as of December 30, 2020,

BETWEEN:

IM CANNABIS CORP., a company existing under the laws of the Province of British Columbia

(the "Purchaser")

- and -

TRICHOME FINANCIAL CORP., a corporation existing under the laws of the Province of Ontario

(the "Company").

CONTEXT:

A. The Purchaser and the Company wish to propose an arrangement involving the acquisition by the Purchaser of all of the issued and outstanding common shares of the Company in exchange for Purchaser Shares;

B. The Parties intend to carry out the transaction contemplated in this Agreement by way of a plan of arrangement under the provisions of the OBCA;

C. The Company Board has unanimously determined (with Marc Lustig, Michael Ruscetta and Howard Steinberg, directors of the Company, declaring conflicts and abstaining from voting thereon), after receiving financial and legal advice, that the Consideration to be received by the Company Shareholders is fair, from a financial point of view, and that the Arrangement is in the best interests of the Company, and the Company Board (with Marc Lustig, Michael Ruscetta and Howard Steinberg declaring conflicts and abstaining from voting thereon) has unanimously resolved to recommend that Company Shareholders vote in favour of the Arrangement Resolution, all subject to the terms and conditions contained in this Agreement;

D. The Purchaser has entered into the Support and Voting Agreements and the Lock-up Agreements with all of the directors and executive officers of the Company, certain Company Shareholders and (with respect to Support and Voting Agreements only), certain Company Debenture Holders, pursuant to which (among other things), such Persons have agreed to, in respect of the Support and Voting Agreements, vote all of the Company Shares held by them in favour of the Arrangement Resolution and, in respect of the Lock-up Agreements, not to dispose of Consideration Shares for a period of time following the Effective Time, in each case, on the terms and subject to the conditions set forth in such agreements;

THEREFORE, the Parties agree as follows:

ARTICLE 1
INTERPRETATION

Section 1.1 Definitions

In this Agreement, the following terms have the following meanings:

"Acquisition Proposal" means, other than the transactions contemplated by this Agreement, any bona fide offer, proposal or inquiry (written or oral), from any Person or group of Persons acting "jointly or in concert" (other than Purchaser and/or one or more of its wholly-owned Subsidiaries), whether or not delivered to the shareholders of the Company, after the date of this Agreement relating to:

(a)  any sale or disposition (or any licence, lease, long-term supply agreement or other arrangement having the same economic effect as a sale or disposition), direct or indirect, in a single transaction or a series of related transactions, of assets (including voting, equity or other securities of Subsidiaries) or alliance, joint venture, partnership or similar transaction representing 20% or more of the consolidated assets or contributing 20% or more of the consolidated revenue of the Company and its Subsidiaries, or of 20% or more of the voting or equity securities (or rights or interests in such voting or equity securities) of any of its Subsidiaries whose assets, individually or in the aggregate, represent 20% or more of the consolidated assets of the Company and its Subsidiaries;

(b)  any direct or indirect take-over bid, exchange offer, issuance of securities or other transaction that, if consummated, would result in such Person or group of Persons acting "jointly or in concert" beneficially owning or having the right to acquire 20% or more of any class of voting or equity securities of the Company or any of its Subsidiaries (including securities convertible, exercisable or exchangeable for voting, equity or other securities of the Company or any of its Subsidiaries) on a fully-diluted basis; or

(c)  any plan of arrangement, merger, amalgamation, consolidation, share exchange, debt exchange, business combination, reorganization, joint venture, exclusive licence, partnership or similar transaction, recapitalization, liquidation, dissolution or winding up or similar transaction involving the Company or any of its Subsidiaries.

"Agreement" means this arrangement agreement, together with the Schedules attached hereto and the Company Disclosure Letter, as the same may be amended, supplemented or otherwise modified from time to time in accordance with the terms hereof.

"Arrangement" means an arrangement under section 182 of the OBCA on the terms and subject to the conditions set out in the Plan of Arrangement, subject to any amendments or variations to the Plan of Arrangement made in accordance with the terms of this Agreement and the provisions of the Plan of Arrangement or made at the direction of the Court in the Final Order with the prior written consent of the Company and the Purchaser, each acting reasonably.

"Arrangement Resolution" means the special resolution of Company Shareholders approving the Plan of Arrangement to be considered at the Company Meeting, substantially in the form of Schedule B.

"Articles of Arrangement" means the articles of arrangement of the Company in respect of the Arrangement required by the OBCA to be sent to the Director after the Final Order is made, which shall include the Plan of Arrangement and otherwise be in a form satisfactory to the Company and the Purchaser, each acting reasonably;

"Authorization" means, with respect to any Person, any order, permit, approval, consent, waiver, licence or similar authorization of any Governmental Entity having jurisdiction over the Person.

"Breaching Party" has the meaning specified in Section 4.6(3).

"Business Day" means any day of the year, other than a Saturday, Sunday or any day on which major banks are closed for business in Toronto, Ontario.

"Canadian Optionholder" has the meaning specified in Section 2.7(2).

"Certificate of Arrangement" means the certificate of arrangement to be issued by the Director pursuant to Subsection 183(2) of the OBCA in respect of the Articles of Arrangement.

"Change in Recommendation" has the meaning specified in Section 7.2(1)(d)(ii).

"Company" has the meaning specified in the preamble.

"Company Board" means the board of directors of the Company, as constituted from time to time.

"Company Board Recommendation" has the meaning specified in Section 2.4(2).

"Company Business" means the business of the Company, being an investment and holding company. Through TJAC, the Company's principal Subsidiary, the Company is a licenced producer of cannabis under the Cannabis Act (Canada) and operates in two licenced facilities in Kitchener, Ontario. The Company is also a party to a number of secured loan transactions with various companies operating in the Canadian cannabis industry.

"Company Business Assets" means all tangible and intangible assets, properties, Permits, Authorizations, rights or other privileges (whether contractual or otherwise) owned (either directly or indirectly), leased, licensed, granted, loaned, operated or being developed or used, including all vendor lists, customer lists, intellectual property and related technologies, real property, fixed assets, facilities, equipment, inventories and accounts receivable, by the Company and its Subsidiaries in connection with the Company Business.

"Company Circular" means the notice of the Company Meeting and accompanying management information circular, including all schedules, appendices and exhibits to, and information incorporated by reference in, such management information circular, to be sent to Company Shareholders in connection with the Company Meeting, as amended, supplemented or otherwise modified from time to time in accordance with the terms of this Agreement.

"Company Convertible Securities" means, collectively, the Company Options, Company RSUs, Company Debentures, Company Legacy Options, Company Legacy RSUs and Company Legacy PSUs.

"Company Data Room" means the material contained in the virtual data room established by the Company as at 11:59 p.m. on December 29, 2020, the index of documents of which is appended to the Company Disclosure Letter.

"Company Debentures" means the outstanding 9.00% convertible debentures issued pursuant to the Company Debenture Certificates.

"Company Debenture Certificates" means the individual certificates in respect of the Company Debentures representing an aggregate principal amount of $6,200,000, pursuant to which the Company Debentures were issued by the Company.

"Company Debenture Holders" means the holders of the Company Debentures.

"Company Disclosure Letter" means the disclosure letter dated the date of this Agreement and delivered by the Company to the Purchaser with this Agreement.

"Company Filings" means all documents of the Company publicly filed under the profile of the Company on the System for Electronic Document Analysis Retrieval (SEDAR).

"Company Financial Statements" has the meaning specified in Schedule C.

"Company Intellectual Property Rights" has the meaning specified in Schedule C.

"Company Lease Documents" has the meaning specified in Schedule C.

"Company Leased Properties" has the meaning specified in Schedule C.

"Company Legacy Equity Incentive Plan" means the equity incentive plan of Trichome Financial Corp. (predecessor to the Company) which was assumed by the Company on April 25, 2018.

"Company Legacy Options" means the outstanding options to purchase Company Shares issued pursuant to the Company Legacy Equity Incentive Plan (and which are currently governed by the Company Legacy Equity Incentive Plan), as listed in the Company Disclosure Letter.

"Company Legacy PSUs" means the outstanding performance share units issued pursuant to the Company Legacy Equity Incentive Plan (and which are currently governed by the Company Legacy Equity Incentive Plan), as listed in the Company Disclosure Letter.

"Company Legacy RSUs" means the outstanding restricted share units issued pursuant to the Company Legacy Equity Incentive Plan (and which are currently governed by the Company Legacy Equity Incentive Plan), as listed in the Company Disclosure Letter.

"Company Meeting" means the special meeting of Company Shareholders and the special meeting of Company Debenture Holders, including any adjournment or postponement of such special meetings in accordance with the terms of this Agreement, to be called and held in accordance with the Interim Order to consider the Arrangement Resolution and for any other purpose as may be set out in the Company Circular and agreed to in writing by the Purchaser.

"Company Option Plan" means the share option plan approved by the Company Shareholders on July 8, 2019.

"Company Options" means the outstanding options to purchase Company Shares issued pursuant to the Company Option Plan, as listed in the Company Disclosure Letter.

"Company PRSU Plan" means the performance share unit and restricted share unit equity incentive plan of the Company approved by the Company Shareholders on July 8, 2019.

"Company PSUs" means the performance share units of the Company issued pursuant to the Company PRSU Plan, of which none are outstanding.

"Company RSUs" means the outstanding restricted share units of the Company issued pursuant to the Company PRSU Plan, as listed in the Company Disclosure Letter.

"Company Shareholders" means the registered or beneficial holders of Company Shares, as the context requires.

"Company Shares" means the common shares in the capital of the Company, as constituted from time to time.

"Company Termination Fee" has the meaning specified in Section 8.2(2).

"Company Termination Fee Event" has the meaning specified in Section 8.2(2).

"Confidentiality Agreement" means the mutual non-disclosure agreement dated July 5, 2020 between the Company and the Purchaser.

"Consideration" means the consideration to be received by Company Shareholders pursuant to the Plan of Arrangement as consideration for their Company Shares, consisting of 0.981 of a Purchaser Share for each Company Share, subject to adjustment in the manner and in the circumstances contemplated in Section 2.10 of this Agreement, on the basis set out in the Plan of Arrangement.

"Consideration Shares" means the Purchaser Shares to be issued as the Consideration pursuant to the Arrangement.

"Constating Documents" means notices of articles, articles of incorporation, amalgamation, or continuation, as applicable, and articles or by-laws, as applicable, and all amendments to such articles or by-laws.

"Contract" means any legally binding agreement, commitment, contract, franchise, licence, obligation or undertaking (written or oral) to which any Party or any of its Subsidiaries is a party or by which it or any of its Subsidiaries is bound or affected or to which any of their respective properties or assets is subject.

"Court" means the Ontario Superior Court of Justice (Commercial List), or other court as applicable.

"CSE" means the Canadian Securities Exchange.

"Depositary" means such Person as the Purchaser may appoint to act as depositary for Company Shares in relation to the Arrangement, with the approval of the Company, acting reasonably.

"Director" means the Director appointed pursuant to Section 278 of the OBCA.

"Dissent Rights" means the rights of dissent of Company Shareholders in respect of the Arrangement Resolution as described in the Plan of Arrangement.

"Effective Date" means the date shown on the Certificate of Arrangement giving effect to the Arrangement.

"Effective Time" means 12:01 a.m. on the Effective Date, or such other time as the Parties agree to in writing before the Effective Date.

"Employee Plans" means all health, welfare, supplemental unemployment benefit, change of control, bonus, profit sharing, option, insurance, compensation, incentive, incentive compensation, deferred compensation, share purchase, share compensation, disability, pension, vacation, severance or termination pay, retirement or retirement savings plans or other employee benefit plans, policies, trusts, funds, agreements, or arrangements for the benefit of employees, former employees, directors or former directors of a Party or any of its Subsidiaries, which are maintained by or binding upon such Party or any of its Subsidiaries or in respect of which such Party or any of its Subsidiaries has an actual or contingent liability excluding all obligations for severance and termination pursuant to a statute.

"Environmental Laws" means all Laws and agreements with Governmental Entities and all other statutory requirements relating to public health or the protection of the environment and all Authorizations issued pursuant to such Laws, agreements or other statutory requirements.

"Fairness Opinion" means an opinion of the Financial Advisor (delivered orally and subsequently in writing) to the effect that, as of the date of such opinion, the Consideration to be received by Company Shareholders is fair, from a financial point of view, to such holders.

"Final Order" means the final order of the Court after a hearing upon the fairness of the terms and conditions of the Arrangement, in a form acceptable to the Company and the Purchaser, each acting reasonably, approving the Arrangement, as such order may be amended by the Court (with the consent of both the Company and the Purchaser, each acting reasonably) at any time prior to the Effective Date or, if appealed, then, unless such appeal is withdrawn or dismissed, as affirmed or as amended (provided that any such amendment is acceptable to both the Company and the Purchaser, each acting reasonably) on appeal.

"Financial Advisor" means Desjardins Securities Inc., financial advisor to the Special Committee.

"Focus" means Focus Medical Herbs Ltd.

"Governmental Entity" means (i) any international, multinational, national, federal, provincial, state, regional, municipal, local or other government, governmental or public department, central bank, court, tribunal, arbitral body, commission, commissioner, board, bureau, ministry, agency or instrumentality, domestic or foreign, (ii) any subdivision or authority of any of the above, (iii) any quasi-governmental or private body exercising any regulatory, expropriation or taxing authority under or for the account of any of the foregoing or (iv) any stock exchange, including the CSE.

"IFRS" means International Financial Reporting Standards, as issued by the International Accounting Standards Board, applicable as at the date on which the calculation is made or required to be made, applied on a consistent basis.

"Indemnified Persons" has the meaning specified in Section 8.7(1).

"Intellectual Property" means domestic and foreign: (i) patents, applications for patents and resisues, divisions, continuations, renewals, extensions and continuations-in-part of patents or patent applications; (ii) proprietary and nonpublic business information, including inventions (whether patentable or not), invention disclosures, improvements, discoveries, trade secrets, confidential information, know-how, methods, processes, designs, technology, technical data, schematics, formulae and customer lists, and documentation relating to any of the foregoing; (iii) copyrights, copyright registrations and applications for copyright registration; (iv) trade names, business names, corporate names, domain names, website names and world wide web addresses, common law trade-marks, trade-mark registrations, trade mark applications, trade dress and logos, and the goodwill associated with any of the foregoing; (v) Software; and (vi) any other intellectual property and industrial property.

"Interim Order" means the interim order of the Court contemplated by Section 2.2, in a form acceptable to the Company and the Purchaser, each acting reasonably, providing for, among other things, the calling and holding of the Company Meeting, as such order may be amended by the Court with the consent of the Company and the Purchaser, each acting reasonably.

"Key Consents/Waivers" means the consents and/or waivers to be given or obtained, and other steps to be taken, in relation to certain Material Contracts and Permits as specified in Section 6.2(7) of the Company Disclosure Letter.

"Law" means, with respect to any Person, any and all applicable law (statutory, common or otherwise), constitution, treaty, convention, ordinance, code, rule, regulation, order, injunction, notice, judgment, decree, ruling or other similar requirement, whether domestic or foreign, enacted, adopted, promulgated or applied by a Governmental Entity that is binding upon or applicable to such Person or its business, undertaking, property or securities, and to the extent that they have the force of law, policies, guidelines, notices and protocols of any Governmental Entity, as amended.

"Lien" means any mortgage, charge, pledge, hypothec, security interest, prior claim, encroachments, option, right of first refusal or first offer, occupancy right, covenant, assignment, lien (statutory or otherwise), defect of title, or restriction or adverse right or claim, or other third party interest or encumbrance of any kind, in each case, whether contingent or absolute.

"Lock-up Agreements" means the lock-up agreements dated the date hereof between the Purchaser and each of the directors and executive officers of the Company, as well as certain other Company Shareholders.

"Matching Period" has the meaning specified in Section 5.4(1)(e).

"Material Adverse Effect" means, in respect of any Party, as applicable, any change, event, occurrence, effect, state of facts or circumstance that, individually or in the aggregate with other changes, events, occurrences, effects, state of facts or circumstances, is or would reasonably be expected to be material and adverse to the business, operations, results of operations, assets, properties, capitalization, financial condition, liabilities (contingent or otherwise) or cash flows of a Party and its Subsidiaries, taken as a whole, except any such change, event, occurrence, effect, state of facts or circumstance resulting from or arising in connection with:

(a) any change generally affecting the industries in which the Party and its Subsidiaries operate;

(b) any change in general economic, business, regulatory, political or market conditions or in financial or capital markets in Canada the United States, Germany or Israel;

(c) any adoption, proposal, implementation or change in Law or any interpretation of Law by any Governmental Entity;

(d) any change, effect, event or development arising from or out of any change or proposed change in Law, IFRS or accounting rules or the interpretation thereof applicable to the industries or markets in which the Party or any of its Subsidiaries operate (and any changes resulting therefrom);

(e) any act of terrorism or any outbreak of hostilities or war (or any escalation or worsening thereof), riots, insurrection, civil disorder, military conflicts, political instability or other armed conflict or any governmental response to any of the foregoing, in each case, whether occurring within or outside of Canada, the United States, Germany or Israel;

(f) any natural disaster, pandemic, outbreaks of illness (including the COVID-19 pandemic) or public health emergencies as declared by the World Health Organization (and the worsening thereof) or other acts of God;

(g) any change, effect, event or development arising from or out of climatic or other natural events or conditions (including drought and other weather conditions and any natural disaster);

(h) any litigation or claim threatened or initiated against a Party or any of its Subsidiaries in respect of the transactions contemplated by this Agreement;

(i) any change in the market price or trading volume of any securities of the Party (provided, however, that the causes underlying such failure may be considered to determine whether such causes constitute a Material Adverse Effect);

(j) the failure of the Party to meet any internal or published projections, forecasts, guidance or estimates of revenues, earnings or cash flow for any period ending on or after the date of this Agreement (provided, however, that the causes underlying such failure may be considered to determine whether such causes constitute a Material Adverse Effect);

(k) the announcement of this Agreement or the transactions contemplated hereby;

(l) any action taken (or omitted to be taken) by the Party that is consented to by the other Party expressly in writing or that is taken (or omitted to be taken) upon the written request of the other Party; or

(m) any action taken by the Party or any of its Subsidiaries which is required to be taken pursuant to this Agreement,

provided, however, that with respect to clauses (a) through to and including (f), such matter does not have a materially disproportionate effect on the Party and its Subsidiaries, taken as a whole, relative to other comparable companies and entities operating in the industries in which the Party and its Subsidiaries operate, and unless expressly provided in any particular section of this Agreement, references in certain sections of this Agreement to dollar amounts are not intended to be, and shall not be deemed to be, illustrative or interpretive for purposes of determining whether a "Material Adverse Effect" has occurred.

"Material Contract" means any Contract: (i) that if terminated or modified or if it ceased to be in effect, would reasonably be expected to have a Material Adverse Effect with respect to the Company; (ii) relating directly or indirectly to the guarantee of any liabilities or obligations or to indebtedness for borrowed money (in each case whether incurred, assumed, guaranteed or secured by any asset) in excess of $250,000 in the aggregate; (iii) restricting, or which may in the future restrict, the incurrence of indebtedness by the Company or any of its Subsidiaries (including by requiring the granting of an equal and rateable Lien) or the incurrence of any Liens on any properties or assets of the Company or any of its Subsidiaries, or restricting, or which may in the future restrict, the payment of dividends by the Company or any of its Subsidiaries; (iv) providing for the establishment, investment in, organization, formation, or governance of any joint venture, limited liability company, strategic alliance, partnership or sharing of profits, revenue or proprietary information or similar arrangement that is material to the Company and its Subsidiaries; (v) that creates an exclusive dealing arrangement or right of first offer or refusal between the Company and any other Person; (vi) providing for the purchase, sale or exchange of, or option to purchase, sell or exchange, any property or asset where the purchase or sale price or agreed value or fair market value of such property or asset exceeds $250,000; (vii) that requires the consent of any other party to the Contract to a change of control of the Company or any of its Subsidiaries; (viii) that is with any Person with whom the Company does not deal at arm's length within the meaning of the Tax Act, other than a wholly-owned Subsidiary; (ix) that constitutes a hedge contract, futures contract, swap contract, option contract or similar derivative Contract; (x) that constitutes an amendment, supplement, or modification in respect of any of the foregoing; (xi) in full force and effect, pursuant to which the Company or any of its Subsidiaries may be required to pay, or expects to receive, amounts in excess of $250,000 in any 12 month period; (xii) that limits or restricts in any material respect (A) the ability of the Company or any of its Subsidiaries to engage in any line of business or carry on business in any geographic area, (B) the ability of the Company or any of its Subsidiaries to solicit or hire any Person, or (C) the scope of Persons to whom the Company or any of its Subsidiaries may sell products or deliver services; (xiii) that gives another Person the right to purchase or licence an unlimited quantity or volume of, or enterprise-wide scope of use of, the Company's products or services (or licenses to the Company's products or services) for a fixed aggregate price at no additional charge, or under which the Company grants most-favoured customer pricing, rights of first refusal or similar rights or terms to any Person; or (xiv) that remains in full force and effect and has been filed with the applicable Securities Authorities as a Material Contract in accordance with applicable Securities Laws.

"MI 61-101" means Multilateral Instrument 61-101 - Protection of Minority Shareholders in Special Transactions.

"Misrepresentation" means an untrue statement of a material fact or an omission to state a material fact required or necessary to make the statements contained therein not misleading in light of the circumstances in which they are made.

"Money Laundering Laws" has the meaning specified in Schedule C.

"Notice" has the meaning specified in Section 8.4.

"OBCA" means the Business Corporations Act (Ontario) and the regulations made thereunder, as now in effect and as they may be promulgated or amended from time to time.

"Officer" has the meaning specified in the Securities Act (Ontario).

"Ordinary Course" means, with respect to an action taken by a Party or any Subsidiary, that such action is consistent with the past practices of such Party or such Subsidiary and is taken in the ordinary course of the normal day-to-day operations of the business of such Party or such Subsidiary, or as commercially reasonable in light of changed circumstances of such Party or such Subsidiary, but excludes non-arm's length transactions.

"Outside Date" means April 30, 2021, or such later date as may be agreed to in writing by the Parties, provided that: (i) either Party (provided it is not then in breach of this Agreement in any material respect) shall have the right to postpone the Outside Date for up to two (2) thirty (30) day periods by giving written notice to the other Party where the only condition to closing that is incapable of being satisfied as of such Outside Date (prior to such postponement) is the obtaining of any required Regulatory Approval relating to the licences held by TJAC pursuant to the Cannabis Act (Canada); and (ii) where the Effective Date has not occurred by the Outside Date (as may be postponed under paragraph (i)) due to a situation or circumstance arising out of, or in connection with, the COVID-19 pandemic, then either Party, provided it is not in breach of this Agreement in any material respect, may, on written notice to the other Party, extend the Outside Date by a period of thirty (30) days; provided that, in either of paragraphs (i) and (ii), in no event shall the Outside Date be postponed or extended without the prior written consent of the Purchaser (such consent not to be unreasonably withheld) to a date later than June 30, 2021; and provided further that the latest Outside Date (as postponed or extended) shall be September 30, 2021, except as may be further postponed or extended with the prior written consent of the Purchaser (in its sole discretion).

"Parties" means the Company and the Purchaser and "Party" means either of them.

"Permit" means any licence, permit, certificate, consent, order, grant, approval, agreement, classification, restriction, registration or other Authorization of, from or required by any Governmental Entity including, but not limited, pursuant to the Cannabis Act (Canada).

"Permitted Liens" means, in respect of the Company or any of its Subsidiaries, any one or more of the following:

(a) minor title defects or irregularities or servitudes, easements, restrictions, encroachments, covenants, rights of way and other similar rights or restrictions in real property or any interest therein, whether registered or unregistered, provided the same are not of such nature as to materially impair the operation or enjoyment of such real property;

(b) Liens for Taxes which (i) are not delinquent; or (ii) are being contested in good faith by appropriate proceedings and for which adequate provisions have been made in accordance with IFRS;

(c) inchoate or statutory Liens of contractors, subcontractors, mechanics, workers, suppliers, materialmen, carriers and others in respect of the construction, maintenance, repair or operation of Company Business Assets, provided that such Liens are incurred in the Ordinary Course and related to obligations not due or delinquent, are not registered against title to any Company Business Assets, and in respect of which adequate holdbacks are being maintained as required by applicable Law;

(d) the right reserved to or vested in any Governmental Entity by any statutory provision or by the terms of any lease, licence, franchise, grant or permit of the Company or any of its Subsidiaries, to terminate any such lease, licence, franchise, grant or permit, or to require annual or other payments as a condition of their continuance; and

(e) the Liens listed and described in the Company Disclosure Letter.

"Person" includes any individual, partnership, association, body corporate, organization, trust, estate, trustee, executor, administrator, legal representative, government (including Governmental Entity), syndicate or other entity, whether or not having legal status.

"Plan of Arrangement" means the plan of arrangement, substantially in the form of Schedule A, subject to any amendments or variations to such plan made in accordance with Section 8.1 of this Agreement or Article 5 of the Plan of Arrangement, or made at the direction of the Court in the Final Order with the prior written consent of the Company and the Purchaser, each acting reasonably.

"Purchaser" has the meaning specified in the preamble.

"Purchaser Board" means the board of directors of the Purchaser as constituted from time to time.

"Purchaser Business" means the business of the Purchaser providing intellectual property and services to licensed cannabis producers in Israel and internationally, as well as the business of Focus, a licenced medical cannabis producer in Israel with whom the Purchaser has exclusive commercial agreements.

"Purchaser Data Room" means the material contained in the virtual data room established by the Purchaser as at 11:59 p.m. on December 29, 2020, the index of documents of which is appended to the Purchaser Disclosure Letter.

"Purchaser Disclosure Letter" means the disclosure letter dated the date of this Agreement and delivered by the Purchaser to the Company with this Agreement.

"Purchaser Filings" means all documents of the Purchaser publicly filed under the profile of the Purchaser on the System for Electronic Document Analysis and Retrieval (SEDAR) since October 11, 2019.

"Purchaser Financial Statements" has the meaning specified in Schedule D.

"Purchaser Intellectual Property Rights" had the meaning specified in Schedule D.

"Purchaser Shares" means the common shares in the authorized share structure of the Purchaser.

"Regulatory Approval" means any consent, waiver, permit, exemption, review, order, decision or approval of, or any registration and filing with, any Governmental Entity, or the expiry, waiver or termination of any waiting period imposed by Law or a Governmental Entity, in each case required in connection with the Arrangement and as specified in the Company Disclosure Letter.

"Representative" has the meaning specified in Section 5.1(1).

"Required Approval" has the meaning specified in Section 2.2(1)(c).

"Sanctions" has the meaning specified in Schedule C.

"Section 3(a)(10) Exemption" means the exemption from the registration requirements of the U.S. Securities Act provided by Section 3(a)(10) thereof.

"Securities Authorities" means the Ontario Securities Commission and the applicable securities commission or securities regulatory authority of each of the other provinces and territories of Canada.

"Securities Laws" means (a) the Securities Act (Ontario) and any other applicable provincial securities Laws, (b) the U.S. Securities Act, the U.S. Exchange Act and the rules and regulations promulgated thereunder, to the extent applicable, and (c) the policies, rules and regulations of the CSE.

"Software" means computer software and programs (both source code and object code form), all proprietary rights in the computer software and programs and all documentation and other materials related to the computer software and programs.

"Superior Proposal" means any unsolicited written Acquisition Proposal from a Person who is an arm's length third party made after the date of this Agreement: (i) to acquire all of the outstanding Company Shares not beneficially owned by such arm's length third party or all or substantially all of the assets of the Company on a consolidated basis; (ii) that complies with Securities Laws in all material respects and did not result from or involve a breach of Article 5; (iii) that is reasonably capable of being completed without undue delay, taking into account all financial, legal, regulatory and other aspects of such proposal and the Person making such proposal; (iv) that is not subject to any financing condition and in respect of which adequate arrangements have been made to ensure that the required funds or other consideration will be available to effect payment in full for all of the Company Shares or assets, as the case may be; (v) is not subject to any due diligence or access condition in excess of five (5) Business Days; and (vi) that the Company Board (or committee thereof, as applicable) determines, in its good faith judgment, after receiving the advice of its outside legal and financial advisors and after taking into account all the terms and conditions of the Acquisition Proposal, including all legal, financial, regulatory and other aspects of such Acquisition Proposal and the party making such Acquisition Proposal, would, if consummated in accordance with its terms, but without assuming away the risk of non-completion, result in a transaction which is more favourable, from a financial point of view, to Company Shareholders than the Arrangement (including any amendments to the terms and conditions of the Arrangement proposed by the Purchaser pursuant to Section 5.4(2)).

"Superior Proposal Notice" has the meaning specified in Section 5.4(1)(c).

"Support and Voting Agreements" means each of the support and voting agreements dated the date hereof between the Purchaser and each of the directors and executive officers of the Company, certain other Company Shareholders and certain Company Debenture Holders.

"Tax Act" means the Income Tax Act (Canada) and the regulations promulgated thereunder, each as amended.

"Tax Returns" means any and all returns, reports, declarations, elections, notices, forms, designations, filings, and statements (including estimated tax returns and reports, withholding tax returns and reports, and information returns and reports) filed or required to be filed in respect of Taxes.

"Taxes" means (i) any and all taxes, duties, fees, excises, premiums, assessments, imposts, levies and other charges or assessments in the nature of a tax imposed by any Governmental Entity, whether computed on a separate, consolidated, unitary, combined or other basis, including those levied on, or measured by, or described with respect to, income, gross receipts, profits, gains, windfalls, capital, capital stock, production, recapture, transfer, land transfer, licence, gift, occupation, wealth, environment, net worth, indebtedness, surplus, sales, goods and services, harmonized sales, provincial sales, use, value-added, excise, special assessment, stamp, withholding, business, franchising, real or personal property, health, employee health, payroll, workers' compensation, employment or unemployment, severance, social services, social security, education, utility, surtaxes, customs, import or export, and including all licence and registration fees and all employment insurance, health insurance and government pension plan premiums or contributions; (ii) all interest, penalties, fines, additions to tax or other additional amounts imposed by any Governmental Entity on or in respect of amounts of the type described in clause (i) above or this clause (ii); (iii) any liability for the payment of any amounts of the type described in clauses (i) or (ii) as a result of being a member of an affiliated, consolidated, combined or unitary group for any period; and (iv) any liability for the payment of any amounts of the type described in clauses (i) or (ii) as a result of any express or implied obligation to indemnify any other Person or as a result of being a transferee or successor in interest to any party.

"Terminating Party" has the meaning specified in Section 4.6(3).

"Termination Notice" has the meaning specified in Section 4.6(3).

"TJAC" means Trichome JWC Acquisition Corp."

"TJAC Incentive Plan" means the equity incentive plan of TJAC implemented on August 28, 2020.

"TJAC Options" means the outstanding options to acquire common shares in the capital of TJAC, pursuant to the TJAC Incentive Plan.

"U.S. Exchange Act" means the United States Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

"U.S. Securities Act" means the United States Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

"Wilful Breach" of any representation, warranty or covenant of the Company means that a senior officer of the Company (1) had actual knowledge that a representation or warranty of the Company was materially false when made or (2) as to a covenant herein, directed or allowed the Company or its affiliates to take an action, fail to take an action or permit an action to be taken or occur that he or she knew at such time constituted a material breach of a covenant herein by the Company.

Section 1.2 Certain Rules of Interpretation

(1) Gender, etc. In this Agreement, words signifying the singular number include the plural and vice versa, and words signifying gender include all genders.

(2) Including. Every use of the words "including" or "includes" in this Agreement is to be construed as meaning "including, without limitation" or "includes, without limitation", respectively.

(3) Divisions and Headings. The division of this Agreement into Articles and Sections, the insertion of headings and the inclusion of a table of contents are for convenience of reference only and do not affect the construction or interpretation of this Agreement.

(4) Articles, Sections, etc. References in this Agreement to an Article, Section or Schedule are to be construed as references to an Article, Section or Schedule of or to this Agreement unless otherwise specified.

(5) Time Periods. Unless otherwise specified in this Agreement, time periods within which or following which any calculation or payment is to be made, or action to be taken, will be calculated by excluding the day on which the period begins and including the day on which the period ends. If the last day of a time period is not a Business Day, the time period will end on the next Business Day.

(6) Statutory Instruments. Unless otherwise specified, any reference in this Agreement to any statute includes all regulations and subordinate legislation made under or in connection with that statute at any time, and is to be construed as a reference to that statute as amended, modified, restated, supplemented, extended, re-enacted, replaced or superseded at any time.

(7) Knowledge. Where any representation or warranty is expressly qualified by reference to the knowledge of the Company, it is deemed to refer to the actual knowledge, after making reasonable inquiries regarding the relevant matter, of Michael Ruscetta, Howard Steinberg and Karl Grywacheski.

Where any representation or warranty is expressly qualified by reference to the knowledge of the Purchaser, it is deemed to refer to the actual knowledge, after making reasonable inquiries regarding the relevant matter, of Oren Shuster, Roy Kait and Shai Shemesh.

(8) Time of Day. Unless otherwise specified, references to time of day or date mean the local time or date in the City of Toronto, in the Province of Ontario.

(9) Payment and Currency. Unless otherwise specified, any money to be advanced, paid or tendered by a Party under this Agreement must be advanced, paid or tendered by bank draft, certified cheque or wire transfer of immediately available funds payable to the Person to whom the amount is due. Unless otherwise specified, the word "dollar" and the "$" sign refer to Canadian currency, and all amounts to be advanced, paid, tendered or calculated under this Agreement are to be advanced, paid, tendered or calculated in Canadian currency.

(10) Capitalized Terms. All capitalized terms used in any Schedule or in the Company Disclosure Letter have the meanings ascribed to them in this Agreement.

(11) Accounting Terms. Unless otherwise specified herein, all accounting terms are to be interpreted in accordance with IFRS and all determinations of an accounting nature in respect of either Party required to be made shall be made in a manner consistent with IFRS.

(12) Consent. If any provision requires approval or consent of a Party and such approval or consent is not delivered within the specified time limit, the Party whose consent or approval is required shall be conclusively deemed to have withheld its approval or consent.

(13) Affiliates and Subsidiaries. For the purpose of this Agreement, a Person is an "affiliate" of another Person if one of them is a Subsidiary of the other or each one of them is controlled, directly or indirectly, by the same Person. A "Subsidiary" means a Person that is controlled directly or indirectly by another Person and includes a Subsidiary of that Subsidiary. A Person is considered to "control" another Person if: (i) the first Person beneficially owns or directly or indirectly exercises control or direction over securities of the second Person carrying votes which, if exercised, would entitle the first Person to elect a majority of the directors of the second Person, unless that first Person holds the voting securities only to secure an obligation, or (ii) the second Person is a partnership, other than a limited partnership, and the first Person holds more than 50% of the interests of the partnership, or (iii) the second Person is a limited partnership, and the general partner of the limited partnership is the first Person.

Section 1.3 Schedules

(1) The schedules attached to this Agreement and the Company Disclosure Letter form an integral part of this Agreement for all purposes of it.

(2) The Company Disclosure Letter itself and all information contained in it is confidential information and may not be disclosed except in accordance with the terms of the Confidentiality Agreement.

ARTICLE 2
THE ARRANGEMENT

Section 2.1 Arrangement

The Company and the Purchaser agree that the Arrangement will be implemented in accordance with and subject to the terms and conditions of this Agreement and the Plan of Arrangement. Without limitation to the foregoing, at the Effective Time, the Plan of Arrangement shall become effective with the result that among other things, the Purchaser shall become the holder of all of the outstanding Company Shares.

Section 2.2 Interim Order

(1) As soon as reasonably practicable after the date of this Agreement, but in any event on or before February 15, 2021, the Company shall apply to the Court in a manner reasonably acceptable to the Purchaser pursuant to Section 182 of the OBCA and, in cooperation with the Purchaser, prepare, file and diligently pursue a motion for the Interim Order, which must provide, among other things:

(a) for the persons and classes of persons to whom notice is to be provided in respect of the Arrangement and the Company Meeting and for the manner in which such notice is to be provided;

(b) for confirmation of the record date for the Company Meeting referred to in Section 2.3(1)(c);

(c) that the required level of approval (the "Required Approval") for the Arrangement Resolution shall be: (i) 66 2/3% of the votes cast on the Arrangement Resolution by Company Shareholders present in person or by proxy at the Company Meeting; (ii) the affirmative vote of the holders of Company Debentures on the Arrangement Resolution representing a majority of the aggregate principal amount of the Company Debentures; and (iii) any minority approval required by MI 61-101, if applicable; and (iv) any other shareholder approvals required by the CSE;

(d) that, in all other respects, the terms, restrictions and conditions of the Company's Constating Documents, including quorum requirements and all other matters, shall (unless varied by the Interim Order) apply in respect of the Company Meeting;

(e) for the grant of the Dissent Rights only to those Company Shareholders who are registered Company Shareholders as contemplated in the Plan of Arrangement;

(f) for the notice requirements with respect to the presentation of the application to the Court for the Final Order;

(g) that the Company Meeting may be adjourned or postponed from time to time by the Company in accordance with the terms of this Agreement without the need for additional approval of the Court;

(h) that the Company Meeting may be held in-person or be an entirely virtual meeting or hybrid meeting whereby Company Shareholders may join virtually;

(i) that the record date for Company Shareholders entitled to notice of and to vote at the Company Meeting will not change in respect of any adjournment(s) or postponement(s) of the Company Meeting, unless required by Securities Law;

(j) that the deadline for submission of proxies by the Company Shareholders for the Company Meeting shall be 48 hours (excluding Saturdays, Sundays and statutory holidays in Toronto, Ontario) prior to the Company Meeting, subject to waiver by the Company in accordance with the terms of this Agreement; and

(k) that it is the intention of the Parties to rely, by virtue of the Final Order, upon the Section 3(a)(10) Exemption with respect to the issuance of the Company Shares and the Consideration Shares to be issued pursuant to the Arrangement to Company Shareholders, holders of Company Convertible Securities and holders of TJAC Options, based on the Court's approval of the Arrangement.

Section 2.3 The Company Meeting

(1) The Company shall:

(a) convene and conduct the Company Meeting in accordance with the Interim Order, the Company's Constating Documents and applicable Laws as soon as reasonably practicable, and in any event on or before April 15, 2021 for the purpose of considering the Arrangement Resolution and for any other proper purpose as may be set out in the Company Circular, and not adjourn, postpone or cancel (or propose the adjournment, postponement or cancellation of) the Company Meeting without the prior written consent of the Purchaser, except:

(i) in the case of an adjournment, as required for quorum purposes (in which case the Company Meeting shall be adjourned and not canceled);

(ii) as required by Law or by a Governmental Entity; or

(iii) as required or permitted under Section 4.6(3) or Section 5.4(5);

(b) solicit proxies in favour of the approval of the Arrangement Resolution and against any resolution submitted by any Company Shareholder that is inconsistent with the Arrangement Resolution and the completion of any of the transactions contemplated by this Agreement and reasonably consider the input of the Purchaser with respect to the solicitation of proxies in respect of the Company Meeting;

(c) fix and publish a record date for the purposes of determining the Company Shareholders entitled to receive notice of and vote at the Company Meeting in accordance with the Interim Order;

(d) consult with the Purchaser in fixing the date of the Company Meeting, give notice to the Purchaser of the Company Meeting and allow the Purchaser's representatives and legal counsel to attend the Company Meeting;

(e) promptly advise the Purchaser, at such times as the Purchaser may reasonably request and at least on a daily basis on each of the last seven (7) Business Days prior to the date of the Company Meeting, as to the aggregate tally of the proxies received by the Company in respect of the Arrangement Resolution;

(f) promptly advise the Purchaser of receipt by the Company of any communication (written or oral) from any Company Shareholder or other security holder of the Company in opposition to the Arrangement, written notice of dissent, purported exercise or withdrawal of Dissent Rights, and written communications sent by or on behalf of the Company to any Company Shareholder exercising or purporting to exercise Dissent Rights;

(g) not make any payment or settlement offer, or agree to any payment or settlement prior to the Effective Time with respect to Dissent Rights without the prior written consent of the Purchaser;

(h) not, except as set out in the Interim Order and only with the consent of the Purchaser, change the record date for Company Shareholders entitled to vote at the Company Meeting in connection with any adjournment or postponement of the Company Meeting (unless required by Law); and

(i) at the request of the Purchaser from time to time, provide the Purchaser with a list (in both written and electronic form) of (i) Company Shareholders, together with their addresses and respective holdings of Company Shares, (ii) the names, addresses and holdings of all Persons having rights issued by the Company to acquire Company Shares (including holders of Company Convertible Securities), and (iii) to the extent available to the Company, participants and book-based nominee registrants such as CDS & Co., CEDE & Co. and DTC, and non-objecting beneficial owners of Company Shares and other security holders of the Company, together with their addresses and respective holdings of Company Shares and all other securities of the Company. The Company shall, from time to time, require that its registrar and transfer agent furnish the Purchaser with such additional information, including updated or additional lists of the Company Shareholders, and lists of securities positions and other assistance as the Purchaser may reasonably request in order to be able to communicate with respect to the Arrangement with the Company Shareholders.

Section 2.4 The Company Circular

(1) The Company shall promptly prepare and complete, in reasonable consultation with the Purchaser, the Company Circular together with any other documents required by Law in connection with the Company Meeting and the Arrangement, and the Company shall, promptly after obtaining the Interim Order, cause the Company Circular and such other documents to be filed and sent to each Company Shareholder and other Person as required by the Interim Order and applicable Law, in each case so as to permit the Company Meeting to be held by the date specified in Section 2.3(1)(a).

(2) The Company shall ensure that the Company Circular complies in all material respects with applicable Law and the Interim Order, does not contain any Misrepresentation regarding the Company and provides Company Shareholders with sufficient information to permit them to form a reasoned judgment concerning the matters to be placed before the Company Meeting. Without limiting the generality of the foregoing, the Company Circular must include: (i) a copy of the Fairness Opinion; (ii) a statement that the Company Board (excluding Marc Lustig, Michael Ruscetta and Howard Steinberg) has received the Fairness Opinion, and the Company Board (with Marc Lustig, Michael Ruscetta and Howard Steinberg declaring conflicts and abstaining from voting thereon), after receiving financial and legal advice, has unanimously determined that the Consideration to be received by Company Shareholders is fair, from a financial point of view, and that the Arrangement is in the best interests of the Company and that the Company Board (excluding Marc Lustig, Michael Ruscetta and Howard Steinberg) unanimously recommends that Company Shareholders vote in favour of the Arrangement Resolution (the "Company Board Recommendation"); (iii) a statement that each director and executive officer of the Company intends to vote all of such individual's Company Shares in favour of the Arrangement Resolution and against any resolution submitted by any Company Shareholder that is inconsistent with the Arrangement, the whole in accordance with their Support and Voting Agreements; and (iv) a statement that each director and executive officer of the Company, as well as certain other Company Shareholders and Company Debenture Holders, have entered into Support and Voting Agreements and each director and executive officer of the Company, as well as certain other Company Shareholders, have entered into Lock-up Agreements and specifying the percentage of the issued and outstanding Company Shares covered by such Support and Voting Agreements and Lock-up Agreements, as applicable.

(3) The Company shall indemnify and save harmless the Purchaser and each of its representatives from and against any and all liabilities, claims, demands, losses, costs, damages and expenses to which they may be subject or may suffer, in any way caused by, or arising, directly or indirectly, from or in consequence of:

(a) any Misrepresentation or alleged Misrepresentation in any information included in the Company Circular, other than the information relating to the Purchaser (including information provided by the Purchaser in connection with the preparation of any pro forma financial statements for inclusion in the Company Circular), its affiliates or the Consideration Shares furnished to the Company in writing by the Purchaser for inclusion in the Company Circular; and

(b) any order made, or any inquiry, investigation or proceeding by any Securities Authority or other Governmental Entity, to the extent based on any Misrepresentation or any alleged Misrepresentation in the Company Circular other than the information relating to the Purchaser (including information provided by the Purchaser in connection with the preparation of any pro forma financial statements for inclusion in the Company Circular), its affiliates or the Consideration Shares furnished to the Company in writing by the Purchaser for inclusion in the Company Circular.

(4) The Company shall not be responsible for any information in the Company Circular relating to the Purchaser, (including information provided by the Purchaser in connection with the preparation of any pro forma financial statements for inclusion in the Company Circular), its affiliates or the Consideration Shares.

(5) The Company shall give the Purchaser and its legal counsel a reasonable opportunity to review and comment on drafts of the Company Circular and other related documents, and shall give reasonable consideration to any comments made by them, and agrees that all information relating solely to the Purchaser, its affiliates and the Consideration Shares included in the Company Circular must be in a form and content reasonably satisfactory to them.

(6) The Purchaser shall provide the Company with all information regarding the Purchaser (including any pro forma financial statements, as required by Law and reasonably requested by the Company in writing for inclusion in the Company Circular), its affiliates and the Consideration Shares, as required by Law (and in particular, Securities Law) for inclusion in the Company Circular or in any amendments or supplements to such Company Circular. The Purchaser shall ensure that such information does not include any Misrepresentation concerning the Purchaser, its affiliates and the Consideration Shares.

(7) The Purchaser shall indemnify and save harmless the Company and each of its representatives from and against any and all liabilities, claims, demands, losses, costs, damages and expenses to which they may be subject or may suffer, in any way caused by, or arising, directly or indirectly, from or in consequence of:

(a) any Misrepresentation or alleged Misrepresentation in any information included in the Company Circular relating to the Purchaser (including information provided by the Purchaser in connection with the preparation of any pro forma financial statements for inclusion in the Company Circular), its affiliates or the Consideration Shares furnished to the Company in writing by the Purchaser for inclusion in the Company Circular pursuant to Section 2.4(6); and

(b) any order made, or any inquiry, investigation or proceeding by any Securities Authority or other Governmental Entity, to the extent based on any Misrepresentation or any alleged Misrepresentation in any information included in the Company Circular relating to the Purchaser (including information provided by the Purchaser in connection with the preparation of any pro forma financial statements for inclusion in the Company Circular), its affiliates or the Consideration Shares furnished to the Company in writing by the Purchaser for inclusion in the Company Circular pursuant to Section 2.4(6).

(8) The Purchaser shall not be responsible for any information in the Company Circular relating to the Company (including information provided by the Company in connection with the preparation of any pro forma financial statements for inclusion in the Company Circular).

(9) The Purchaser and the Company shall also use their commercially reasonable efforts to obtain any necessary consents from any of their respective auditors and any other advisors to the use of any financial, technical or other expert information required to be included in the Company Circular and to the identification in the Company Circular of each such advisor.

(10) Each Party shall promptly notify the other if, at any time before the Effective Date, it becomes aware (in the case of the Company only with respect to the Company, and in the case of the Purchaser only with respect to the Purchaser (including information provided by the Purchaser in connection with the preparation of any pro forma financial statements for inclusion in the Company Circular), its affiliates and the Consideration Shares) that the Company Circular contains a Misrepresentation, or otherwise requires an amendment or supplement. The Parties shall co-operate in the preparation of any such amendment or supplement to the Company Circular as required or appropriate, and the Company shall promptly mail, file or otherwise publicly disseminate any such amendment or supplement to the Company Circular to Company Shareholders and, if required by the Court or by applicable Laws, file the same with the Securities Authorities or any other Governmental Entity as required.

Section 2.5 Final Order

(1) The Company shall take all steps necessary or desirable to submit the Arrangement to the Court and diligently pursue an application for the Final Order pursuant to Section 182 of the OBCA, as soon as reasonably practicable, but in any event not later than three (3) Business Days after the Arrangement Resolution is passed at the Company Meeting as provided for in the Interim Order.

Section 2.6 Court Proceedings

(1) In connection with all Court proceedings relating to obtaining the Interim Order and the Final Order, the Company shall:

(a) diligently pursue, and reasonably cooperate with the Purchaser in diligently pursuing, the Interim Order and, subject to the approval of the Arrangement Resolution at the Company Meeting, the Final Order;

(b) provide legal counsel to the Purchaser with a reasonable opportunity to review and comment upon drafts of all material to be filed with the Court in connection with the Arrangement, and give reasonable consideration to all such comments;

(c) provide legal counsel to the Purchaser with copies of any notice of appearance, evidence or other documents served on the Company or its legal counsel in respect of the motion for the Interim Order or the application for the Final Order or any appeal from them, and any notice, written or oral, indicating the intention of any Person to appeal, or oppose the granting of, the Interim Order or the Final Order;

(d) ensure that all material filed with the Court in connection with the Arrangement is consistent with this Agreement and the Plan of Arrangement and that reasonable opportunity has been provided to the Purchaser to review such material and reasonable consideration given by the Company to all comments of the Purchaser prior to filing; provided the Purchaser shall have the right to consent, in its sole discretion, with respect to any increase in or variation in the form of the Consideration or other modification or amendment to such filed or served materials that expands or increases the Purchaser's obligations, or diminishes or limits the Purchaser's rights, set forth in any such filed or served materials or under this Agreement;

(e) oppose any proposal from any Person that the Final Order contain any provision inconsistent with this Agreement, and if required by the terms of the Final Order or by Law to return to Court with respect to the Final Order do so only after notice to, and in reasonable consultation and cooperation with, the Purchaser; and

(f) not object to legal counsel to the Purchaser appearing at and making such submissions on both the hearing of the motion for the Interim Order and the application for the Final Order as such counsel considers appropriate, provided the Purchaser advises the Company of the nature of any such submissions prior to the hearing and such submissions are consistent with this Agreement and the Plan of Arrangement.

Section 2.7 Other Securities

(1) The Parties acknowledge and agree that all Company RSUs, Company PSUs, Company Options, TJAC Options, Company Legacy Options, Company Legacy PSUs and Company Legacy RSUs that are not settled or exercised in accordance with their terms, whether conditionally or otherwise, prior to the Effective Time shall be treated in accordance with the provisions of the Plan of Arrangement, and the Company and the Purchaser shall take all such reasonable steps as may be necessary or desirable to give effect to the foregoing.

(2) The Parties acknowledge that no deduction will be claimed by the Company, TJAC or any Person not dealing at arm's length with the Company or TJAC in respect of any payment made to a holder of Company Options or TJAC Options in respect of the Company Options or TJAC Options pursuant to this Agreement or the Plan of Arrangement who is a resident of Canada or who is employed in Canada (all within the meaning of the Tax Act), to the extent that the deduction under Section 110(1)(d) of the Tax Act would otherwise be available to such holder (each, a "Canadian Optionholder"), in computing the taxable income of any of the Company, TJAC or any Person not dealing at arm's length with the Company or TJAC under the Tax Act and the Company or TJAC and each applicable Person not dealing at arm's length with the Company or TJAC will: (i) where applicable, make an election pursuant to Subsection 110(1.1) of the Tax Act in respect of the payments made to Canadian Optionholders in exchange for the surrender of Company Options and TJAC Options; and (ii) provide evidence in writing of such election to Canadian Optionholders as contemplated by the Tax Act, it being understood that Canadian Optionholders will be entitled to claim any deductions available to such Person pursuant to the Tax Act in respect of the calculation of any benefit arising from the surrender or other disposition of Company Options and TJAC Options.

Section 2.8 The Arrangement and Effective Date

The Company shall file the Articles of Arrangement with the Director and the Effective Date shall occur on the earlier of (a) the date which is three (3) Business Days after the date on which all conditions set forth in Section 6.1, Section 6.2 and Section 6.3 have been satisfied or waived (excluding conditions that, by their terms, cannot be satisfied until the Effective Date, but subject to the satisfaction or, where not prohibited, the waiver by the applicable Party or Parties in whose favour the condition is, of those conditions as of the Effective Date), and (b) the date that is the last Business Day prior to the Outside Date (provided that the conditions set forth in Section 6.1, Section 6.2 and Section 6.3 have been satisfied or waived), unless another time or date is agreed to in writing by the Parties. From and after the Effective Time, the Plan of Arrangement will have all of the effects provided by applicable Law, including the OBCA.

Section 2.9 Payment of Consideration

The Purchaser will, as soon as possible after the receipt by the Company of the Final Order and, in any event, not later than one (1) Business Day prior to the filing by the Company of the Articles of Arrangement with the Director, deposit in escrow with the Depositary (the terms and conditions of such escrow to be satisfactory to the Parties, acting reasonably) sufficient Purchaser Shares to satisfy the aggregate Consideration payable to Company Shareholders (other than Company Shareholders who have exercised Dissent Rights) pursuant to the Plan of Arrangement.

Section 2.10 Adjustment of Consideration

(1) Notwithstanding anything in this Agreement to the contrary, if, between the date of this Agreement and the Effective Time, the issued and outstanding Purchaser Shares shall have changed into a different number of shares or a different class by reason of any split, combination, consolidation, reclassification, dividend or the like, provided any such action is permitted by Section 4.2(c), then the Consideration to be paid per Company Share shall be appropriately adjusted to provide to Company Shareholders the same economic effect as contemplated by this Agreement and the Plan of Arrangement prior to such action and as so adjusted shall, from and after the date of such event, be the Consideration to be paid per Company Share, subject to further adjustment in accordance with this Section 2.10(1).

(2) If, on or after the date of this Agreement, the Company sets a record date for any distribution on the Company Shares that is prior to the Effective Date, then: (i) to the extent that the amount of such dividends or distributions per Company Share does not exceed the Consideration, the Consideration shall be reduced by the amount of such dividends or distributions; and (ii) to the extent that the amount of such dividends or distributions per Company Share exceeds the Consideration, such excess amount shall be placed in escrow for the benefit of the Purchaser or another Person designated by the Purchaser.

Section 2.11 Withholding Taxes

The Purchaser, the Company and the Depositary, as applicable, shall be entitled to deduct or withhold from any consideration payable or otherwise deliverable to any Person, including Company Shareholders exercising Dissent Rights, pursuant to the Arrangement and from all dividends, other distributions or other amount otherwise payable to any former Company Shareholders, such Taxes or other amounts as the Company, the Purchaser or the Depositary are required, entitled or permitted to deduct or withhold with respect to such payment under the Tax Act, or any other provisions of any applicable Laws, in each case, as amended. To the extent that Taxes or other amounts are so deducted or withheld, such deducted or withheld Taxes or other amounts shall be treated for all purposes under this Agreement as having been paid to the Person in respect of which such deduction or withholding was made, provided that such deducted or withheld Taxes or other amounts are actually remitted to the appropriate taxing authority.

Notwithstanding the foregoing, neither the Purchaser, the Company nor the Depositary, as applicable, shall be entitled to deduct or withhold from any consideration payable or otherwise deliverable to any Company PSU Holder, Company RSU Holder, Company Optionholder or TJAC Optionholder, any amounts required or permitted to be deducted and withheld with respect to such payment under the Tax Act, or any provision of any other Law other than as expressly set forth in the Plan of Arrangement.

Section 2.12 Tax Matters

Notwithstanding any representations and covenants set forth in this Agreement, it is understood and agreed that none of the Purchaser or the Company provides any assurances to any security holder of the Company regarding the income tax consequences of the Arrangement to any security holder of the Company, except as may otherwise be provided in the Company Circular.

Section 2.13 United States Securities Law Matters

The Parties agree that the Arrangement will be carried out with the intention that, assuming the Final Order is granted by the Court, all Purchaser Shares issued under the Arrangement to the Company Shareholders, holders of Company Convertible Securities and holders of TJAC Options will be issued by the Purchaser in reliance on the Section 3(a)(10) Exemption. In order to ensure the availability of the exemption under the Section 3(a)(10) Exemption, the Parties agree that the Arrangement will be carried out on the following basis:

(a) the procedural and substantive fairness of the terms and conditions of the Arrangement will be subject to the approval of the Court;

(b) the Court will be advised as to the intention of the Parties to rely on the Section 3(a)(10) Exemption prior to the hearing required to approve the procedural and substantive fairness of the terms and conditions of the Arrangement;

(c) the Court will be required to satisfy itself as to the procedural and substantive fairness of the terms and conditions of the Arrangement to Company Shareholders, holders of Company Convertible Securities and holders of TJAC Options, subject to the Arrangement;

(d) The Company will ensure that each Person entitled to receive Purchaser Shares on completion of the Arrangement will be given adequate notice advising them of their right to attend the hearing of the Court to give approval of the procedural and substantive fairness of the terms and conditions of the Arrangement and providing them with sufficient information necessary for them to exercise that right and that there shall not be any improper impediments to the appearance at the hearing of any Company Shareholder, any holder of Company Convertible Securities or any holder of TJAC Options;

(e) the Court will hold a hearing before approving the procedural and substantive fairness of the terms and conditions of the Arrangement;

(f) each Company Shareholder, each holder of Company Convertible Securities and each holder of TJAC Options entitled to receive Purchaser Shares pursuant to the Arrangement will be advised that such Purchaser Shares issued pursuant to the Arrangement have not been and will not be registered under the U.S. Securities Act and will be issued by the Purchaser in reliance on the Section 3(a)(10) Exemption, and in the case of any Company Shareholder, any holder of Company Convertible Securities and any holder of TJAC Options in the United States that is an "affiliate" (within the meaning of applicable rules under the U.S. Securities Act) of the Purchaser, or was such an "affiliate" within 90 days of the Effective Time, will  be subject to restrictions on resale under the applicable securities laws of the United States, including Rule 144 under the U.S. Securities Act;

(g) the Interim Order approving the Company Meeting will specify that each Company Shareholder, each holder of Company Convertible Securities and each holder of TJAC Options will have the right to appear before the Court at the hearing of the Court to give approval of the Arrangement so long as they deliver an appearance within a reasonable time; and

(h) the Final Order approving the terms and conditions of the Arrangement that is obtained from the Court will expressly state that the Arrangement is approved by the Court as being procedurally and substantively fair to the Company Shareholders, each holder of Company Convertible Securities and each holder of TJAC Options. The Company shall request that the Final Order shall include a statement to substantially the following effect:

"This Order will serve as a basis of a claim to an exemption, pursuant to Section 3(a)(10) of the United States Securities Act of 1933, as amended, from the registration requirements otherwise imposed by that act, regarding the issuance and distribution of securities of IM Cannabis Corp., pursuant to the Plan of Arrangement."; and

(i) the Parties further agree that each of them shall use commercially reasonable efforts to cause the issuance of the Purchaser Shares to Company Shareholders, holders of Company Convertible Securities and holders of TJAC Options pursuant to the Arrangement to be exempt from, or otherwise be in compliance with, all applicable U.S. state securities laws.

ARTICLE 3
REPRESENTATIONS AND WARRANTIES

Section 3.1 Representations and Warranties of the Company

(1) The Company represents and warrants to the Purchaser, except as set forth in the Company Disclosure Letter, the matters set forth in Schedule C and acknowledges and agrees that the Purchaser is relying upon such representations and warranties in connection with the entering into of this Agreement and agreeing to complete the Arrangement.

(2) The representations and warranties of the Company contained in this Agreement shall not survive the completion of the Arrangement and shall expire and be terminated on the earlier of the Effective Time and the date on which this Agreement is terminated in accordance with its terms. This Section 3.1 will not limit any covenant or agreement of the Parties, which, by its terms, contemplates performance after the Effective Date or the date on which this Agreement is terminated, as the case may be. Any investigation by the Purchaser and its advisors shall not mitigate, diminish or affect the representations and warranties of the Company contained in this Agreement.

Section 3.2 Representations and Warranties of the Purchaser

(1) The Purchaser represents and warrants to the Company, except as set forth in the Purchaser Disclosure Letter, the matters set forth in Schedule D and acknowledges and agrees that the Company is relying upon such representations and warranties in connection with the entering into of this Agreement and agreeing to complete the Arrangement.

(2) The representations and warranties of the Purchaser contained in this Agreement shall not survive the completion of the Arrangement and shall expire and be terminated on the earlier of the Effective Time and the date on which this Agreement is terminated in accordance with its terms. This Section 3.2 will not limit any covenant or agreement of the Parties, which, by its terms, contemplates performance after the Effective Date or the date on which this Agreement is terminated, as the case may be. Any investigation by the Company and any of their advisors shall not mitigate, diminish or affect the representations and warranties of the Purchaser contained in this Agreement.

ARTICLE 4
COVENANTS

Section 4.1 Conduct of Business of the Company

(1) The Company covenants and agrees that, during the period from the date of this Agreement until the earlier of the Effective Time and the time that this Agreement is terminated in accordance with its terms, except (i) with the express prior written consent of the Purchaser not to be unreasonably withheld, or (ii) as required or permitted by this Agreement or the Plan of Arrangement; (iii) as required by Law; or (iv) as expressly contemplated by the Company Disclosure Letter, the Company shall, and shall cause its Subsidiaries to, conduct their business in the Ordinary Course, and the Company shall use commercially reasonable efforts to maintain and preserve its and its Subsidiaries' business organization, assets (including, for greater certainty, Company Business Assets), goodwill and business relationships with other Persons with which the Company or any of its Subsidiaries have business relations.

(2) Without limiting the generality of Section 4.1(1), the Company covenants and agrees that, during the period from the date of this Agreement until the earlier of the Effective Time and the time that this Agreement is terminated in accordance with its terms, except (i) with the express prior written consent of the Purchaser not to be unreasonably withheld, or (ii) as required or permitted by this Agreement or the Plan of Arrangement; (iii) as required by Law; or (iv) as expressly contemplated by the Company Disclosure Letter, the Company shall not, and the Company shall not permit any of its Subsidiaries to, directly or indirectly:

(a) amend its Constating Documents or, in the case of any Subsidiary which is not a corporation, its similar organizational documents;

(b) split, combine, consolidate or reclassify any of its common shares, or declare, set aside or pay any dividend or other distribution thereon in stock or property or any combination thereof, or amend or modify any term of any outstanding debt security;

(c) redeem, purchase, or otherwise acquire or offer to redeem, purchase or otherwise acquire any of the Company Shares, any of its other outstanding securities or the outstanding securities of its Subsidiaries;

(d) issue, deliver, sell, pledge or otherwise encumber, or authorize the issuance, delivery, sale, pledge or other encumbrance of its common shares or other equity or voting interests, or any options, warrants or similar rights or convertible securities exercisable or exchangeable for or convertible into such common shares or other equity or voting interests (including Company Shares), or any stock appreciation rights, phantom stock awards or other rights that are linked to the price or the value of such common shares or other equity or voting interests (including Company Convertible Securities), except for the issuance of Company Shares issuable upon the exercise of the currently outstanding Company Convertible Securities in accordance with their terms;

(e) reduce its stated capital or reorganize, arrange, restructure, amalgamate or merge with any Person;

(f) adopt a plan of liquidation or resolutions providing for the liquidation or dissolution of the Company or any of its Subsidiaries;

(g) acquire (by merger, consolidation, acquisition of stock or assets or otherwise), directly or indirectly, in one transaction or in a series of related transactions, assets, securities, properties, interests or businesses or make any investment either by the purchase of securities, contribution of capital, property transfer or purchase of any other property or assets of any other Person, or acquire any licence rights;

(h) sell, pledge, lease, dispose of, lose the right to use, mortgage, licence, encumber (other than a Permitted Lien) or otherwise transfer any assets of the Company or of any of its Subsidiaries or any interest in any assets of the Company and its Subsidiaries having a value greater than $150,000 individually and subject to a maximum of $250,000 in the aggregate, other than assets sold in the Ordinary Course;

(i) make any capital expenditure or commitment to do so which, individually exceeds $150,000 or in the aggregate exceeds $250,000;

(j) amend or modify, or terminate or waive any right under, any Material Contract or enter into any contract or agreement that would be a Material Contract if in effect on the date hereof;

(k) in respect of any Company Business Assets, waive, release, surrender, abandon, let lapse, grant or transfer any material right or amend, modify or change, or agree to amend, modify or change, any existing material Authorization, right to use, lease or contract;

(l) except as contemplated in Section 4.7 [Director & Officer Insurance] amend, modify or terminate, cancel or let lapse any material insurance (or re-insurance) policy of the Company or any Subsidiary in effect on the date of this Agreement, unless simultaneously with such termination, cancellation or lapse, replacement policies underwritten by insurance and re-insurance companies of nationally recognized standing providing coverage equal to or greater than the coverage under the terminated, cancelled or lapsed policies are in full force and effect;

(m) prepay any indebtedness before its scheduled maturity, or increase, create, incur, assume or otherwise become liable for any indebtedness for borrowed money or guarantees thereof;

(n) make any loan or advance to, or any capital contribution or investment in, or assume, guarantee or otherwise become liable with respect to the liabilities or obligations of, any Person other than advances and capital contributions to wholly-owned Subsidiaries of the Company in the Ordinary Course;

(o) enter into any interest rate, currency, equity or commodity swaps, hedges, derivatives, forward sales contracts or similar financial instruments;

(p) grant any Lien (other than Permitted Liens) on any assets of the Company or its Subsidiaries;

(q) make, amend or rescind any Tax election or designation, settle or compromise any Tax claim, action, suit, litigation, proceeding, investigation, audit, controversy, assessment, reassessment or liability, file any amended Tax return, enter into any agreement with a Governmental Entity with respect to Taxes, surrender any right to claim a Tax abatement, reduction, deduction, exemption, credit or refund, consent to the extension or waiver of the limitation period applicable to any Tax matter or amend or change any of its methods of reporting income, deductions or accounting for income Tax purposes except as may be required by Law;

(r) make any change in the Company's methods of accounting, except as required by concurrent changes in IFRS;

(s) grant any increase in the rate of wages, salaries, bonuses or other remuneration of any employee or independent contractor or make any bonus or profit sharing distribution or similar payment of any kind;

(t) (i) adopt, enter into or amend any Employee Plan; (ii) pay any benefit to any director or officer of the Company or any of its Subsidiaries or to any employee or independent contractor that is not required under the terms of any Employee Plan in effect on the date of this Agreement; (iii) grant, accelerate, increase or otherwise amend any payment, award or other benefit payable to, or for the benefit of, any director or officer of the Company or any of its Subsidiaries or to any Employee; (iv) make any determination under any Employee Plan that is not in the Ordinary Course; or (v) take or propose any action to effect any of the foregoing;

(u) enter into any agreement or arrangement that limits or otherwise restricts in any material respect the Company or any successor thereto, or that would, after the Effective Time, limit or restrict in any material respect the Company or any of its affiliates from competing in any manner;

(v) cancel, waive, release, assign, settle or compromise any material claims or rights or take any action or fail to take any action that would result in termination of any material claims or rights;

(w) commence, waive, release, assign, settle, compromise or settle any litigation, proceeding or governmental investigation relating to the assets or the business of the Company in excess of an aggregate amount of $100,000 other than amounts or liabilities disclosed in the Company Filings which are resolved for an amount equal to or less than the amount disclosed, or which could reasonably be expected to impede, prevent or delay the consummation of the transaction contemplated by this Agreement;

(x) knowingly take any action or fail to take any action which action or failure to act would result in the material loss, expiration or surrender of, or the loss of any material benefit under, or reasonably be expected to cause any Governmental Entity to institute proceedings for the suspension, revocation or limitation of rights under, any material Authorization necessary to conduct the Company Business, or fail to prosecute any pending application to any Governmental Entities for material Authorizations necessary to conduct the Company Business;

(y) abandon or fail to diligently pursue any application for any material licences, Permits, Authorizations or registrations or take any action, or fail to take any action, that could lead to a material modification, suspension or revocation of any material licences, Permits, Authorizations or registrations;

(z) grant or commit to grant an exclusive licence or otherwise transfer any Intellectual Property or exclusive rights in or in respect thereto that is material to the Company and its Subsidiaries taken as a whole, other than to wholly-owned Subsidiaries;

(aa) materially change its business or regulatory strategy;

(bb) enter into any Contract with a Person (other than a wholly-owned Subsidiary of the Company) that does not deal at arm's length with the Company within the meaning of the Tax Act;

(cc) enter into or amend any Contract with any broker, finder or investment banker, including any amendment of any of the Contracts listed in the Company Disclosure Letter; or

(dd) authorize, agree, resolve or otherwise commit, whether or not in writing, to do any of the foregoing.

(3) The Company shall forthwith notify the Purchaser in writing of:

(a) any Material Adverse Effect on the Company; or

(b) any material penalty, filing, action, suit, claim, investigation, audit inquiry, assessment or proceeding commenced or, to its knowledge, threatened against, relating to or involving or otherwise affecting the Company or its Subsidiaries.

Section 4.2 Conduct of Business of the Purchaser

The Purchaser covenants and agrees that, during the period from the date of this Agreement until the earlier of the Effective Time and the time that this Agreement is terminated in accordance with its terms, the Purchaser shall use commercially reasonable efforts to maintain and preserve its and its Subsidiaries' business organization, properties, employees, goodwill and business relationships with customers, suppliers, partners and other Persons with which the Purchaser or any of its Subsidiaries has material business relations, and shall not, directly or indirectly:

(a) split, combine, reclassify or amend the terms of the Purchaser Shares (other than, for greater certainty, to effect a split or consolidation of the issued and outstanding Consideration Shares (which split or consolidation shall be subject to Section 2.10));

(b) amend its Constating Documents (other than to effect a split or consolidation of the issued and outstanding Consideration Shares (which split or consolidation shall be subject to Section 2.10(1)));

(c) declare, set aside or pay any dividend or other distribution (whether in cash, securities or property or any combination thereof) in respect of any Purchaser Shares;

(d) redeem, purchase or otherwise acquire or offer to redeem, purchase or otherwise acquire any Purchaser Shares, other than purchases of Purchaser Shares made in the public markets or off market at then prevailing market prices and other than redemptions or repurchases of Purchaser Shares in connection with the administration of equity or employee incentive plans;

(e) take any action that would result in the need for shareholder approval of the Purchaser of the transactions contemplated by this Agreement; or

(f) reduce its stated capital or reorganize, arrange, restructure, amalgamate or merge with any Person, other than in respect of acquisitions (by merger or otherwise) which may involve the issuance of Purchaser Shares not to exceed 25% of the Purchaser's existing voting securities;

(g) issue, deliver or sell, or authorize the issuance, delivery or sale, of any shares of its capital stock or other equity or voting interests which exceed 20% of the Purchaser's existing voting securities, other than the issuance of awards under the Purchaser's equity-based compensation arrangements outstanding from time to time, and other than in connection with an arm's length acquisition by the Purchaser or prospectus offering;

(h) adopt a plan of liquidation or resolutions providing for the liquidation or dissolution of the Purchaser; or

(i) authorize, agree, resolve or otherwise commit, whether or not in writing, to do any of the foregoing.

(2) The Purchaser shall forthwith notify the Company in writing of:

(a) any Material Adverse Effect on the Purchaser; or

(b) any material penalty, filing, action, suit, claim, investigation, audit inquiry, assessment or proceeding commenced or, to its knowledge, threatened against, relating to, or involving or otherwise affecting the Purchaser or its Subsidiaries.

Section 4.3 Covenants Regarding the Arrangement

(1) Subject to the terms and conditions of this Agreement, the Company shall, and shall cause its Subsidiaries to, perform all obligations required to be performed by the Company or any of its Subsidiaries under this Agreement, reasonably cooperate with the Purchaser in connection therewith, and do all such other commercially reasonable acts and things as may be necessary or desirable to consummate and make effective, as soon as reasonably practicable, the Arrangement and, without limiting the generality of the foregoing, the Company shall and, where appropriate, shall cause each of its Subsidiaries to:

(a) use its commercially reasonable efforts to obtain and maintain all third party or other consents, waivers, permits, exemptions, orders, approvals, agreements, amendments or confirmations that are (i) necessary or advisable under its Material Contracts, Permits and Authorizations in connection with the Arrangement or (ii) required in order to maintain its Material Contracts, Permits and Authorizations in full force and effect following completion of the Arrangement (including the Key Consents/Waivers to the extent not obtained prior to execution of this Agreement), in each case, on terms that are reasonably satisfactory to the Purchaser, and without paying, and without committing itself or the Purchaser to pay, any consideration or incur any liability or obligation without the prior written consent of the Purchaser;

(b) prepare and file, as promptly as practicable, all necessary documents, registrations, statements, petitions, filings and applications for the Regulatory Approvals required to be obtained by the Company or any of its Subsidiaries and use its commercially reasonable efforts to obtain and maintain all such Regulatory Approvals, and provide or submit all documentation and information that is required, or in the reasonable opinion of the Purchaser, advisable, in connection with obtaining such Regulatory Approvals and to keep the Purchaser reasonably apprised of the status of such Regulatory Approvals (but only to the extent that the Company has knowledge of such status) and make available to the Purchaser all copies of such materials;

(c) use its commercially reasonable efforts to oppose, lift or rescind any injunction, restraining or other order, decree or ruling seeking to restrain, enjoin or otherwise prohibit or adversely affect the consummation of the Arrangement and use its commercially reasonable efforts to defend, or cause to be defended, any proceedings to which it is a party or brought against it or its directors or officers challenging the Arrangement or this Agreement;

(d) carry out the terms of the Interim Order and the Final Order applicable to it and comply promptly with all requirements imposed by Law on it or its Subsidiaries with respect to this Agreement or the Arrangement;

(e) not take any action, or refrain from taking any commercially reasonable action, or permit any action to be taken or not taken, which is inconsistent with this Agreement or which would reasonably be expected to prevent, delay or otherwise impede the consummation of the Arrangement;

(f) comply with CSE requirements relevant to this Agreement; and

(g) use commercially reasonable efforts to satisfy all conditions precedent set forth in Section 6.1 and Section 6.2 of this Agreement.

(2) Subject to the terms and conditions of this Agreement, the Purchaser shall, and shall cause its Subsidiaries to, perform all obligations required to be performed by the Purchaser or any of its Subsidiaries under this Agreement, reasonably cooperate with the Company in connection therewith, and do all such other commercially reasonable acts and things as may be necessary or desirable to consummate and make effective, as soon as reasonably practicable, the Arrangement and, without limiting the generality of the foregoing, the Purchaser shall and, where appropriate, shall cause each of its Subsidiaries to:

(a) use its commercially reasonable efforts to oppose, lift or rescind any injunction, restraining or other order, decree or ruling seeking to restrain, enjoin or otherwise prohibit or adversely affect the consummation of the Arrangement and use its commercially reasonable efforts to defend, or cause to be defended, any proceedings to which it is a party or brought against it or its directors or officers challenging the Arrangement or this Agreement;

(b) carry out the terms of the Interim Order and the Final Order applicable to it and comply promptly with all requirements imposed by Law on it or its Subsidiaries with respect to this Agreement or the Arrangement;

(c) not take any action, or refrain from taking any commercially reasonable action, or permit any action to be taken or not taken, which is inconsistent with this Agreement or which would reasonably be expected to prevent, delay or otherwise impede the consummation of the Arrangement;

(d) take all such commercially reasonable actions as may be necessary or desirable, in the opinion of the Company, acting reasonably, to obtain any necessary Regulatory Approvals;

(e) on or before the Effective Date reserve a sufficient number of Consideration Shares to be issued upon completion of the Arrangement;

(f) apply for and use commercially reasonable efforts to obtain conditional listing approval of the CSE, for the Consideration Shares to be issued upon completion of the Arrangement, subject only to the satisfaction of customary conditions required by the CSE;

(g) negotiate reasonably and in good faith the terms and conditions of compensation arrangements and allocation of Purchaser incentive securities to be granted on or as soon as practicable following the date hereof and prior to the Effective Date to certain continuing employees of the Company, in a manner satisfactory to each of Michael Ruscetta and Howard Steinberg, on the one hand, and the Purchaser, on the other hand, each acting reasonably, which will result in the grant of Purchaser options or other equity-based compensation issuable into an aggregate of between a minimum of seven percent (7%) and a maximum of ten percent (10%) of the total number of Purchaser Shares issued pursuant to the Plan of Arrangement;

(h) comply with CSE requirements relevant to this Agreement; and

(i) use commercially reasonable efforts to satisfy all conditions precedent set forth in Section 6.1 and Section 6.3 of this Agreement.

(3) Each of the Parties shall promptly, and in any event within two (2) Business Days of each of the following, notify the other Party of:

(a) any notice or other communication from any Person alleging (i) that the consent (or waiver, permit, exemption, order, approval, agreement, amendment or confirmation) of such Person is required in connection with this Agreement or the Arrangement, or (ii) that such Person is terminating or may terminate or is otherwise materially adversely modifying or may materially adversely modify its relationship with the Party as a result of this Agreement or the Arrangement; and

(b) any notice or other communication from any Governmental Entity in connection with this Agreement (and such Party shall contemporaneously provide a copy of any such written notice or communication to the other Party).

Section 4.4 Access to Information; Confidentiality

(1) The Company shall give the Purchaser and its Representatives: (a) upon reasonable notice, reasonable access during normal business hours to its: (i) premises; (ii) property and assets (including all books and records, whether retained internally or otherwise); (iii) Contracts; and (iv) senior personnel, so long as the access does not unduly interfere with the Ordinary Course conduct of the business of the Company or its Subsidiaries; and (b) copies of all management reports, reports or presentations to the Company Board relating to its or its Subsidiaries' financial condition and operations, and such other financial and operating data or other information with respect to the assets or business of it or its Subsidiaries as the Purchaser from time to time reasonably requests.

(2) Investigations made by or on behalf of the Purchaser, whether under this Section 4.4 or otherwise, will not waive, diminish the scope of, or otherwise affect any representation or warranty made by the Company in this Agreement.

(3) The Purchaser acknowledges that the Confidentiality Agreement continues to apply and that any information provided under this Section 4.4 that is non-public and/or proprietary in nature shall be subject to the terms of the Confidentiality Agreement. If this Agreement is terminated in accordance with its terms, the obligations under the Confidentiality Agreement shall survive the termination of this Agreement.

Section 4.5 Public Communications

A Party must not issue any press release or make any other public statement or disclosure with respect to this Agreement or the Arrangement without the consent of the other Party (which consent shall not be unreasonably withheld or delayed). The Parties shall co-operate in the preparation of presentations, if any, to Company Shareholders regarding the Arrangement. The Company must not make any filing with any Governmental Entity with respect to this Agreement or the Arrangement without the consent of the Purchaser (which consent shall not be unreasonably withheld or delayed); provided that if the Company is required to make disclosure by Law, it shall use its commercially reasonable efforts to give the Purchaser prior oral or written notice and a reasonable opportunity to review or comment on the disclosure or filing (other than with respect to confidential information contained in such disclosure or filing). The Company shall give reasonable consideration to any comments made by the Purchaser or its counsel, and if such prior notice is not possible, shall give such notice immediately following the making of such disclosure or filing. Each of the Company and the Purchaser agrees that the Company will file the material change report required to be filed following the public announcement of this Agreement by the Company not later than the tenth (10th) day following the date this Agreement is entered into, and that the copy of this Agreement to be publicly filed in connection with such material change report will contain such redactions as each Party may reasonably request, provided such redactions are permitted by applicable Law.

Section 4.6 Notice and Cure Provisions

(1) Each Party shall promptly notify the other Party of the occurrence, or failure to occur, of any event or state of facts which occurrence or failure would, or would be reasonably likely to:

(a) cause any of the representations or warranties of such Party contained in this Agreement to be untrue or inaccurate in any respect at any time from the date of this Agreement to the Effective Time;

(b) result in the failure to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by such Party under this Agreement; or

(c) result in the failure to satisfy any of the conditions precedent in favour of the other Party hereto contained in Section 6.1, Section 6.2 and Section 6.3, as the case may be.

(2) Notification provided under this Section 4.6 will not affect the representations, warranties, covenants, agreements or obligations of the Parties (or remedies with respect thereto) or the conditions to the obligations of the Parties under this Agreement.

(3) The Purchaser may not elect to exercise its right to terminate this Agreement pursuant to Section 7.2(1)(d)(i) and the Company may not elect to exercise its right to terminate this Agreement pursuant to Section 7.2(1)(c)(i), unless the Party seeking to terminate the Agreement (the "Terminating Party") has delivered a written notice ("Termination Notice") to the other Party (the "Breaching Party") specifying in reasonable detail all breaches of covenants, representations and warranties or other matters which the Terminating Party asserts as the basis for the non-fulfillment of the applicable condition precedent or for termination, as applicable. After delivering a Termination Notice, provided the Breaching Party is proceeding diligently to cure such matter and such matter is capable of being cured prior to the Outside Date (with any intentional breach being deemed to be incurable), the Terminating Party may not exercise such termination right until the earlier of (a) the Outside Date, and (b) if such matter has not been cured by the date that is fifteen (15) Business Days following receipt of such Termination Notice by the Breaching Party, such date. If the Terminating Party delivers a Termination Notice prior to the date of the Company Meeting, unless the Parties agree otherwise, the Company shall, to the extent permitted by Law, postpone or adjourn the Company Meeting to the earlier of (a) five (5) Business Days prior to the Outside Date and (b) the date that is fifteen (15) Business Days following receipt of such Termination Notice by the Breaching Party. If such notice has been delivered prior to the making of the application for the Final Order, such application shall be postponed until the expiry of such period. For greater certainty, in the event that such matter is cured within the time period referred to herein, without a Material Adverse Effect, this Agreement may not be terminated as a result of such matter.

(4) If no notice has been sent by either Party pursuant to this Section 4.6 prior to the Effective Time, the conditions precedent set out in Section 6.1, Section 6.2 or Section 6.3 hereof shall be conclusively deemed to have been satisfied, fulfilled or waived as of the Effective Time.

Section 4.7 Insurance and Indemnification

(1) Prior to the Effective Date, the Company shall purchase customary "tail" policies of directors' and officers' liability insurance providing protection no less favourable in the aggregate to the protection provided by the policies maintained by the Company and its Subsidiaries which are in effect immediately prior to the Effective Date and providing protection in respect of claims arising from facts or events which occurred on or prior to the Effective Date and the Purchaser shall, or shall cause the Company and its Subsidiaries to maintain such tail policies in effect without any reduction in scope or coverage for six (6) years from the Effective Date; provided that the Purchaser shall not be required to pay any amounts in respect of such coverage prior to the Effective Time and provided further that the aggregate cost of such policies over such six (6) year period shall not exceed 300% of the Company's current annual aggregate premium for policies currently maintained by the Company or its Subsidiaries as set forth in the Company Disclosure Letter.

(2) The Purchaser shall, following the Effective Date, cause the Company to honour all rights to indemnification or exculpation now existing in favour of present and former employees, officers and directors of the Company and its Subsidiaries to the extent that they are (i) included in the Constating Documents of the Company or any of its Subsidiaries, or (ii) disclosed in Section 4.7(2) of the Company Disclosure Letter, and acknowledges that such rights under both (i) and (ii) shall survive the completion of the Plan of Arrangement and shall continue in full force and effect in accordance with their terms for a period of not less than six (6) years from the Effective Date.

(3) If the Company or any of its Subsidiaries or any of their respective successors or assigns (i) consolidates with or merges into any other Person and is not a continuing or surviving corporation or entity of such consolidation or merger, or (ii) transfers all or substantially all of its properties and assets to any Person, the Purchaser shall ensure that any such successor or assign (including, as applicable, any acquirer of substantially all of the properties and assets of the Company or its Subsidiaries) assumes all of the obligations set forth in this Section 4.7.

Section 4.8 CSE Delisting

Subject to applicable Laws, the Purchaser and the Company shall use their commercially reasonable efforts promptly following the Effective Time to cause the Company Shares to be de-listed from the CSE with effect promptly following the acquisition by the Purchaser of the Company Shares pursuant to the Arrangement.

ARTICLE 5
ADDITIONAL COVENANTS REGARDING NON-SOLICITATION

Section 5.1 Non-Solicitation

(1) Except as expressly provided in this Article 5, the Company shall not, directly or indirectly, through any officer, director, employee, representative (including any financial or other advisor) or an agent of it or any of its respective Subsidiaries (collectively "Representatives"), and shall not permit any such Person to:

(a) make, solicit, initiate, knowingly facilitate, encourage or promote (including by way of furnishing or providing copies of, access to, or disclosure of, any confidential information, properties, facilities, books or records of the Company or any Subsidiary or entering into any form of agreement, arrangement or understanding) any inquiry, proposal or offer that constitutes or may reasonably be expected to constitute or lead to, an Acquisition Proposal;

(b) enter into or otherwise engage or participate in any discussions or negotiations with any Person (other than the Purchaser or any of its affiliates) regarding any inquiry, proposal or offer that constitutes or may reasonably be expected to constitute or lead to, an Acquisition Proposal, it being acknowledged and agreed that the Company may communicate with any Person for purposes of advising such Person of the restrictions in this Agreement and also advising such Person that their Acquisition Proposal does not constitute a Superior Proposal or is not reasonably expected to constitute or lead to a Superior Proposal; or

(c) enter into or publicly propose to enter into any agreement, understanding or arrangement in respect of an Acquisition Proposal (other than a confidentiality and standstill agreement permitted by and in accordance with Section 5.3).

(2) Except as expressly provided in this Article 5, the Company shall not, directly or indirectly, through any Representative or otherwise, and shall not permit any such Person to:

(a) make a Change in Recommendation; or

(b) accept, approve, endorse or recommend, or publicly propose to accept, approve, endorse or recommend, or take no position or remain neutral with respect to, any publicly announced or otherwise publicly disclosed Acquisition Proposal in respect of the Company (it being understood that taking no position or a neutral position with respect to a publicly announced or otherwise publicly disclosed Acquisition Proposal in respect of the Company for a period of no more than five (5) Business Days following the announcement or disclosure of such Acquisition Proposal will not be considered to be in violation of this Section 5.1 provided the Company Board has rejected such Acquisition Proposal and affirmed the Company Board Recommendation before the end of such five (5) Business Day period).

(3) The Company shall, and shall cause its Subsidiaries and its Representatives to, immediately cease and terminate, and cause to be terminated, any solicitation, encouragement, discussion, negotiations, or other activities commenced prior to the date of this Agreement with any Person (other than the Purchaser or its affiliates) with respect to any inquiry, proposal or offer that constitutes, or may reasonably be expected to constitute or lead to, an Acquisition Proposal, and in connection with such termination shall no longer provide access to any data room or provide any new disclosure of information, or access to properties, facilities, books and records of the Company or any of its Subsidiaries outside the Ordinary Course.

(4) The Company represents and warrants that the Company has not waived any confidentiality, standstill or similar agreement to which the Company or any Subsidiary is a party, and covenants and agrees that (i) the Company shall take all necessary action to enforce each confidentiality, standstill or similar agreement to which the Company or any of its Subsidiaries is a party, and (ii) neither the Company, nor any of its Subsidiaries nor any of their respective Representatives will, without the prior written consent of the Purchaser (which may be withheld or delayed in the Purchaser's sole and absolute discretion), release any Person from, or waive, amend, suspend or otherwise modify such Person's obligations respecting the Company, or any of its Subsidiaries, under any confidentiality, standstill or similar agreement to which the Company or any of its Subsidiaries is a party (it being acknowledged by the Purchaser that the automatic termination or release of any standstill restrictions of any such agreements as a result of entering into and announcing this Agreement shall not be a violation of this Section 5.1(4)).

Section 5.2 Notification of Acquisition Proposals

(1) If the Company or any of its Subsidiaries or any of their respective Representatives, receives, or otherwise becomes aware of any inquiry, proposal or offer that constitutes or may reasonably be expected to constitute or lead to an Acquisition Proposal, or any request for copies of, access to, or disclosure of, confidential information that is made, or that may reasonably be perceived to be made, in connection with an Acquisition Proposal, including but not limited to information, access, or disclosure relating to the properties, facilities, books or records of the Company or any of its Subsidiaries, the Company shall immediately notify the Purchaser, at first orally, and then promptly and in any event within 48 hours in writing, of such Acquisition Proposal, inquiry, proposal, offer or request, including a description of its material terms and conditions and the identity of all Persons making the Acquisition Proposal, inquiry, proposal, offer or request, and shall provide the Purchaser with copies of any written Acquisition Proposal received in respect of, from or on behalf of any such Person. The Company shall keep the Purchaser reasonably informed on a current basis of the status of developments and (to the extent permitted by Section 5.3) negotiations with respect to such Acquisition Proposal, inquiry, proposal, offer or request, including any material changes, modifications or other amendments to any such Acquisition Proposal, inquiry, proposal, offer or request.

Section 5.3 Responding to an Acquisition Proposal

(1) Notwithstanding Section 5.1, if at any time, prior to obtaining the approval by Company Shareholders of the Arrangement Resolution, the Company receives a written Acquisition Proposal, the Company may engage in or participate in discussions or negotiations with such Person regarding such Acquisition Proposal, and may provide copies of, access to or disclosure of confidential information, properties, facilities, books or records of the Company and its Subsidiaries if, and only if:

(a) the Company Board first determines in good faith, after consultation with its financial advisors and its outside legal counsel, that such Acquisition Proposal constitutes or could reasonably be expected to constitute or lead to a Superior Proposal (disregarding for such determination any due diligence or access condition);

(b) such Person was not restricted from making such Acquisition Proposal pursuant to an existing standstill or similar restriction;

(c) the Company has been, and continues to be, in compliance with its obligations under this Article 5;

(d) prior to providing any such copies, access, or disclosure, the Company enters into a confidentiality agreement with such Person having terms that are not less onerous than those set out in the Confidentiality Agreement and any such copies, access or disclosure provided to such Person shall have already been (or simultaneously be) provided to the other Party; and

(e) the Company promptly provides the other Party with, prior to providing any such copies, access or disclosure, a true, complete and final executed copy of the confidentiality agreement referred to in Section 5.3(1)(d).

(2) Nothing contained in this Agreement shall prevent the Company Board from:

(a) complying with Section 2.17 of National Instrument 62-104 - Takeover Bids and Issuer Bids and similar provisions under Securities Laws relating to the provision of a directors' circular in respect of an Acquisition Proposal; or

(b) calling and/or holding a meeting of shareholders requisitioned by Company Shareholders in accordance with applicable Laws or taking any other action with respect to an Acquisition Proposal to the extent ordered or otherwise mandated by a court of competent jurisdiction in accordance with applicable Laws.

Section 5.4 Purchaser Right to Match

(1) If the Company receives an Acquisition Proposal that constitutes a Superior Proposal prior to the approval of the Arrangement Resolution by the Company Shareholders, the Company Board may authorize the Company to, subject to compliance with Section 8.2, make a Change in Recommendation and enter into a definitive agreement with respect to such Superior Proposal, if and only if:

(a) the Person making the Superior Proposal was not restricted from making such Superior Proposal pursuant to an existing standstill or similar restriction;

(b) the Company has been, and continues to be, in compliance with its obligations under Article 5;

(c) the Company has delivered to the Purchaser a written notice of the determination of the Company Board that such Acquisition Proposal constitutes a Superior Proposal and of the intention of the Company Board to enter into such definitive agreement with respect to such Superior Proposal, together with a written notice from the Company Board regarding the value and financial terms that the Company Board, in consultation with its financial advisors, has determined should be ascribed to any non-cash consideration offered under such Superior Proposal (the "Superior Proposal Notice");

(d) the Company has provided the Purchaser a copy of the proposed definitive agreement for the Superior Proposal;

(e) at least seven (7) Business Days (the "Matching Period") have elapsed from the date that is the later of the date on which the Purchaser received the Superior Proposal Notice from the Company and the date on which the Purchaser received a copy of the proposed definitive agreement for the Superior Proposal from the Company;

(f) during any Matching Period, the Purchaser has had the opportunity (but not the obligation), in accordance with Section 5.4(2), to offer to the Company to amend this Agreement and the Arrangement in order for such Acquisition Proposal to cease to be a Superior Proposal;

(g) if the Purchaser has offered to the Company to amend this Agreement and the Arrangement under Section 5.4(2), the Company Board has determined in good faith, after consultation with the Company's outside legal counsel and financial advisors, that such Acquisition Proposal continues to constitute a Superior Proposal compared to the terms of the Arrangement as proposed to be amended by the Purchaser under Section 5.4(2);

(h) the Company Board has determined in good faith, after consultation with the Company's outside legal counsel that it is appropriate for the Company Board to enter into a definitive agreement with respect to such Superior Proposal; and

(i) prior to or concurrent with entering into such definitive agreement, the Company terminates this Agreement pursuant to Section 7.2(1)(c)(ii) and pays the Company Termination Fee pursuant to Section 8.2.

(2) During the Matching Period, or such longer period as the Company may approve in writing (in its sole discretion) for such purpose: (a) the Company Board shall review any offer made by the Purchaser under Section 5.4(1)(f) to amend the terms of this Agreement and the Arrangement in good faith, in consultation with the Company's outside legal counsel and financial advisors, in order to determine whether such proposal would, upon acceptance, result in the Acquisition Proposal previously constituting a Superior Proposal ceasing to be a Superior Proposal; and (b) if the Company Board determines that such Acquisition Proposal would cease to be a Superior Proposal as a result of such amendment, the Company shall negotiate in good faith with the Purchaser to make such amendments to the terms of this Agreement and the Arrangement as would enable the Purchaser to proceed with the transactions contemplated by this Agreement on such amended terms. If the Company Board determines that such Acquisition Proposal would cease to be a Superior Proposal, the Company shall promptly so advise the Purchaser and the Parties shall amend this Agreement to reflect such offer made by the Purchaser, and shall take and cause to be taken all such actions as are necessary to give effect to the foregoing.

(3) Each successive amendment or modification to any Acquisition Proposal in respect of the Company shall constitute a new Acquisition Proposal for the purposes of this Section 5.4, and the Purchaser shall be afforded a new Matching Period from the later of the date on which the Purchaser received the new Superior Proposal Notice from the Company and the date on which the Purchaser received a copy of the proposed definitive agreement for the new Superior Proposal from the Company.

(4) At the Purchaser's request, the Company Board shall promptly reaffirm the Company Board Recommendation by press release after the Company Board determines that an Acquisition Proposal is not a Superior Proposal or the Company Board determines that a proposed amendment to the terms of this Agreement as contemplated under Section 5.4(2) would result in an Acquisition Proposal no longer being a Superior Proposal. The Company shall provide the Purchaser and its outside legal counsel with a reasonable opportunity to review the form and content of any such press release and shall make all reasonable amendments to such press release as requested by the Purchaser and its outside legal counsel.

(5) If the Company provides a Superior Proposal Notice to the Purchaser on or after a date that is less than five (5) Business Days before the Company Meeting, the Company shall postpone the Company Meeting to a date acceptable to both Parties (acting reasonably) that is not more than ten (10) Business Days after the scheduled date of the Company Meeting but before the Outside Date.

Section 5.5 Breach by Subsidiaries and Representatives

Without limiting the generality of the foregoing, the Company shall advise its Subsidiaries and their respective Representatives of the prohibitions set out in this Article 5 and any violation of the restrictions set forth in this Article 5 by the Company, its Subsidiaries or their respective Representatives is deemed to be a breach of this Article 5 by the Company.

ARTICLE 6
CONDITIONS

Section 6.1 Mutual Conditions Precedent

(1) The Parties are not required to complete the Arrangement unless each of the following conditions is satisfied, which conditions may only be waived, in whole or in part, by the mutual consent of each of the Parties:

(a) Arrangement Resolution. The Arrangement Resolution has been approved and adopted by the Company Shareholders at the Company Meeting in accordance with the Interim Order.

(b) Interim and Final Order. The Interim Order and the Final Order have both been obtained on terms consistent with this Agreement, and have not been set aside or modified in a manner unacceptable to either the Company or the Purchaser, each acting reasonably, on appeal or otherwise.

(c) Consideration Shares and Exchange Approval. The Consideration Shares to be issued upon completion of the Arrangement shall, subject only to the satisfaction of customary conditions required by the CSE, have been approved for listing on the CSE, as of the Effective Date and the CSE, shall have, if required, accepted notice for filing of all transactions of the Parties contemplated herein or necessary to complete the Arrangement, subject only to compliance with the usual requirements of the CSE.

(d) Securities Law Exemptions.

(i) The distribution of the Consideration Shares pursuant to the Arrangement shall be exempt from the prospectus requirements of applicable Securities Laws in Canada either by virtue of exemptive relief from the securities regulatory authorities of each of the provinces of Canada or by virtue of exemptions under applicable Securities Laws and shall not be subject to resale restrictions under applicable Securities Laws (other than as applicable to control persons or pursuant to Section 2.6 of National Instrument 45-102 - Resale of Securities).

(ii) The issuance of the Consideration Shares to the Company Shareholders will be exempt from the registration requirements of the U.S. Securities Act pursuant to the Section 3(a)(10) Exemption.

(e) Articles of Arrangement. The Articles of Arrangement to be sent to the Director under the OBCA in accordance with this Agreement shall be in a form and content satisfactory to the Company and the Purchaser, each acting reasonably.

(f) Illegality. No Law is in effect that makes the consummation of the Arrangement illegal or otherwise prohibits or enjoins the Company or the Purchaser from consummating the Arrangement.

Section 6.2 Additional Conditions Precedent to the Obligations of the Purchaser

The Purchaser is not required to complete the Arrangement unless each of the following conditions is satisfied, which conditions are for the exclusive benefit of the Purchaser and may only be waived, in whole or in part, by the Purchaser in its sole discretion:

(1) Representations and Warranties. The representations and warranties of the Company set forth in: (i) Sections 2 [Organization and Qualification] and 3 [Authority Relative to this Agreement] of Schedule C shall be true and correct in all respects as of the date of this Agreement, and as of the Effective Time as if made as at and as of such time; (ii) the representations and warranties of the Company set forth in Section 6 [Capitalization] of Schedule C shall be true and correct in all material respects as of the date of this Agreement and as of the Effective Time as if made as at and as of such time; and (iii) all other representations and warranties of the Company set forth in this Agreement shall be true and correct in all respects (disregarding for purposes of this Section 6.2(1) any materiality or Material Adverse Effect qualification contained in any such representation or warranty) as of the date of this Agreement, and as of the Effective Time as if made at and as of such time (except that any such representation and warranty that by its terms speaks specifically as of the date of this Agreement or another date shall be true and correct in all respects as of such date), except in the case of this clause (iii) where the failure to be so true and correct in all respects, individually and in the aggregate, has not had or would not reasonably be expected to have a Material Adverse Effect on the Company, and the Company has delivered a certificate confirming same to the Purchaser, executed by two (2) senior officers or directors of the Company (in each case without personal liability) addressed to the Purchaser and dated the Effective Date.

(2) Performance of Covenants. The Company has fulfilled or complied in all material respects with each of its covenants contained in this Agreement to be fulfilled or complied with by it on or prior to the Effective Date, and has delivered a certificate confirming same to the Purchaser, executed by two (2) senior officers or directors of the Company (in each case without personal liability) addressed to the Purchaser and dated the Effective Date.

(3) No Legal Action. There is no action or proceeding pending or threatened by any Person (other than the Purchaser or its affiliates) in any jurisdiction that is reasonably likely to:

(a) cease trade, enjoin, prohibit, or impose any limitations, damages or conditions on, the Purchaser's ability to acquire, hold, or exercise full rights of ownership over, any Company Shares, including the right to vote Company Shares;

(b) prohibit or restrict the Arrangement, or the ownership or operation by the Purchaser of a material portion of the business or assets of the Purchaser or any of the Purchaser's Subsidiaries, the Company or any of the Company's Subsidiaries, or compel the Purchaser to dispose of or hold separate any material portion of the business or assets of the Purchaser or any of the Purchaser's Subsidiaries, the Company or any of the Company's Subsidiaries as a result of the Arrangement; or

(c) prevent or materially delay the consummation of the Arrangement, or if the Arrangement is consummated, have or be reasonably expected to have a Material Adverse Effect.

(4) Material Adverse Effect. Since the date of this Agreement, there shall not have occurred, or have been disclosed to the public (if previously undisclosed to the public), any change, event, occurrence, effect or circumstance that, individually or in the aggregate with other changes, events, occurrences, effects or circumstances, has had or could reasonably be expected to have, a Material Adverse Effect on the Company or any of its Subsidiaries, and the Company has delivered a certificate confirming same to the Purchaser, executed by two (2) senior officers or directors of the Company (in each case without personal liability) addressed to the Purchaser and dated the Effective Date.

(5) Dissent Rights. Dissent Rights have not been exercised (excluding any dissent rights that have been exercised and subsequently withdrawn) with respect to more than 5% of the issued and outstanding Company Shares.

(6) Resignations and No Change of Control Payments. The Company shall have received resignations from each director of the Company, effective as of the Effective Date, against receipt by such Persons of commercially reasonable releases from the Company and acceptable to the Purchaser, and no change of control or similar payments shall become owing by the Company or the Purchaser as a result of the completion of the Arrangement.

(7) Approvals. All Regulatory Approvals has been given or obtained on terms acceptable to the Purchaser, acting reasonably, and each such Regulatory Approval is in force and has not been modified or rescinded, and the Company has delivered a certificate confirming same to the Purchaser, executed by two (2) senior officers or directors of the Company (in each case without personal liability) addressed to the Company and dated the Effective Date.

(8) Key Consents/Waivers. Each of the Key Consents/Waivers has been given or obtained, or the steps to be taken have occurred, on terms acceptable to the Purchaser, and the Company has delivered a certificate confirming same to the Purchaser, executed by two (2) senior officers or directors of the Company (in each case without personal liability) addressed to the Purchaser and dated the Effective Date.

(9) Litigation. No litigation or arbitration shall have been commenced nor shall any demand letter have been received which, in the Purchaser's opinion, could result in (individually or in the aggregate) claims against the Company (or any of its Subsidiaries) that could reasonably be expected to have a Material Adverse Effect on the Company.

Section 6.3 Additional Conditions Precedent to the Obligations of the Company

The Company is not required to complete the Arrangement unless each of the following conditions is satisfied, which conditions are for the exclusive benefit of the Company and may only be waived, in whole or in part, by the Company in its sole discretion:

(1) Representations and Warranties. The representations and warranties of the Purchaser set forth in: (i) Sections 1 [Organization and Qualification] and 2 [Authority Relative to this Agreement] of Schedule D shall be true and correct in all respects as of the date of this Agreement, and as of the Effective Time as if made as at and as of such time; (ii) the representations and warranties of the Purchaser set forth in Section 5 [Capitalization] of Schedule D shall be true and correct in all material respects as of the date of this Agreement, and as of the Effective Time as if made as at and as of such time; and (iii) all other representations and warranties of the Purchaser set forth in this Agreement shall be true and correct in all respects (disregarding for purposes of this Section 6.3(1) any materiality or Material Adverse Effect qualification contained in any such representation or warranty) as of the date of this Agreement, and as of the Effective Time as if made at and as of such time (except that any such representation and warranty that by its terms speaks specifically as of the date of this Agreement or another date shall be true and correct in all respects as of such date), except in the case of this clause (iii) where the failure to be so true and correct in all respects, individually and in the aggregate, has not had or would not reasonably be expected to have a Material Adverse Effect on the Purchaser, and the Purchaser has delivered a certificate confirming same to the Company, executed by two (2) senior officers thereof (in each case without personal liability) addressed to the Company and dated the Effective Date.

(2) Performance of Covenants. The Purchaser has fulfilled or complied in all material respects with each of its covenants contained in this Agreement to be fulfilled or complied with by it on or prior to the Effective Date, and has delivered a certificate confirming same to the Company, executed by two (2) senior officers of the Purchaser (in each case without personal liability) addressed to the Company and dated the Effective Date.

(3) No Legal Action. There is no action or proceeding pending or threatened by any Person (other than the Company) in any jurisdiction that is reasonably likely to:

(a) cease trade, enjoin, prohibit, or impose any limitations, damages or conditions on, Purchaser's ability to issue the Consideration Shares; or

(b) prevent or materially delay the consummation of the Arrangement, or if the Arrangement is consummated, have or be reasonably expected to have a Material Adverse Effect.

(4) Material Adverse Effect. Since the date of this Agreement, there shall not have occurred, or have been disclosed to the public (if previously undisclosed to the public) any change, event, occurrence, effect or circumstance that, individually or in the aggregate with other changes, events, occurrences, effects or circumstances, has had or could reasonably be expected to have a Material Adverse Effect on the Purchaser or any of its Subsidiaries, and the Purchaser has delivered a certificate confirming same to the Company, executed by two (2) senior officers of the Purchaser (in each case without personal liability) addressed to the Company and dated the Effective Date.

Section 6.4 Satisfaction of Conditions

The conditions precedent set out in Section 6.1, Section 6.2 and Section 6.3 will be conclusively deemed to have been satisfied, waived or released when the Certificate of Arrangement is issued by the Director.

ARTICLE 7
TERM AND TERMINATION

Section 7.1 Term

This Agreement shall be effective from the date hereof until the earlier of the Effective Time and the termination of this Agreement in accordance with its terms.

Section 7.2 Termination

(1) This Agreement may be terminated prior to the Effective Time (notwithstanding any approval of this Agreement or the Arrangement Resolution by the Company Shareholders or the approval of the Arrangement by the Court) by:

(a) the mutual written agreement of the Parties; or

(b) either the Company or the Purchaser if:

(i) the Required Approval is not obtained at the Company Meeting in accordance with the Interim Order, provided that a Party may not terminate this Agreement pursuant to this Section 7.2(1)(b)(i) if the failure to obtain the Required Approval has been caused by, or is a result of, a breach by such Party of any of its representations or warranties or the failure of such Party to perform any of its covenants or agreements under this Agreement;

(ii) after the date of this Agreement, any Law is enacted, made, enforced or amended, as applicable, that makes the consummation of the Arrangement illegal or otherwise permanently prohibits or enjoins the Company or the Purchaser from consummating the Arrangement, and such Law has, if applicable, become final and non-appealable, provided the Party seeking to terminate this Agreement pursuant to this Section 7.2(1)(b)(ii) has used its commercially reasonable efforts to, as applicable, appeal or overturn such Law or otherwise have it lifted or rendered non-applicable in respect of the Arrangement; or

(iii) the Effective Time has not occurred by the Outside Date, provided that a Party may not terminate this Agreement pursuant to this Section 7.2(1)(b)(iii) if the failure of the Effective Time to so occur has been caused by, or is a result of, a breach by such Party of any of its representations or warranties or the failure of such Party to perform any of its covenants or agreements under this Agreement;

(c) the Company if:

(i) a breach of any representation or warranty or failure to perform any covenant or agreement on the part of the Purchaser under this Agreement occurs that would cause any condition in Section 6.3(1) [Purchaser Representations and Warranties Condition] or Section 6.3(2) [Purchaser Covenants Condition] not to be satisfied, and such breach or failure is incapable of being cured or is not cured on or prior to the Outside Date in accordance with the terms of Section 4.6(3); provided that the Company is not then in breach of this Agreement so as to cause any condition in Section 6.2 not to be satisfied;

(ii) prior to the approval by the Company Shareholders of the Arrangement Resolution, the Company Board authorizes the Company to accept, approve or recommend or enter into a definitive written agreement with respect to, a Superior Proposal (other than a confidentiality agreement permitted by and in accordance with Section 5.3), provided the Company is then in compliance with Article 5 and that prior to or concurrent with such termination the Company pays the Termination Fee in accordance with Section 8.2;

(iii) since the date of this Agreement, there has occurred and is continuing a Material Adverse Effect with respect to the Purchaser.

(d) The Purchaser if:

(i) a breach of any representation or warranty or failure to perform any covenant or agreement on the part of the Company under this Agreement occurs that would cause any condition in Section 6.2(1) [Company Representations and Warranties Condition] or Section 6.2(2) [Company Covenants Condition] not to be satisfied, and such breach or failure is incapable of being cured on or prior to the Outside Date or is not cured in accordance with the terms of Section 4.6(3); provided that the Purchaser is not then in breach of this Agreement so as to cause any condition in Section 6.3 not to be satisfied;

(ii) other than as permitted by Article 5, the Company Board or any committee of the Company Board fails to unanimously recommend or withdraws, amends, modifies or qualifies, publicly proposes or states its intention to do so, or fails to publicly reaffirm (without qualification) within five (5) Business Days after having been requested in writing by the Purchaser to do so, the Company Board Recommendation, or takes no position or a neutral position with respect to an Acquisition Proposal for more than five (5) Business Days after first learning of an Acquisition Proposal or takes any other action that is or becomes disclosed publicly and which can reasonably be interpreted to indicate that the Company Board or a committee of the Company Board does not unanimously support the Arrangement and this Agreement or does not unanimously believe that the Arrangement and this Agreement are in the best interests of the Company and its security holders (in each case, a "Change in Recommendation"), or the Company Board or any committee of the Company Board resolves or proposes to take any of the foregoing actions;

(iii) the Company breaches Article 5 in any material respect;

(iv) any event occurs as a result of which the condition set forth in Section 6.2(5) [Dissent Rights] is not capable of being satisfied by the Outside Date; or

(v) since the date of this Agreement, there has occurred and is continuing a Material Adverse Effect with respect to the Company.

(2) The Party desiring to terminate this Agreement pursuant to this Section 7.2 (other than pursuant to Section 7.2(1)(a)) shall give written notice of such termination to the other Party, specifying in reasonable detail the basis for such Party's exercise of its termination right.

Section 7.3 Effect of Termination/Survival

(1) If this Agreement is terminated pursuant to Section 7.2, this Agreement shall become void and of no further force or effect without liability of any Party (or any shareholder, director, officer, employee, agent, consultant or representative of such Party) to any other Party to this Agreement, except that this Section 7.3, Section 2.4(4), Section 2.4(8), Section 8.2 through to and including Section 8.14, and the provisions of the Confidentiality Agreement shall survive in accordance with their terms, and provided further that no Party shall be relieved of any liability for any willful breach by it of this Agreement occurring prior to such termination.

(2) As used in this Section 7.3, "willful breach" means a breach that is a consequence of an act undertaken by the breaching party with the actual knowledge that the taking of such act would, or would be reasonably expected to, cause a breach of this Agreement.

ARTICLE 8
GENERAL PROVISIONS

Section 8.1 Amendments

This Agreement and the Plan of Arrangement may, at any time and from time to time before or after the holding of the Company Meeting but not later than the Effective Time, be amended by mutual written agreement of the Parties, and any such amendment may, subject to the Interim Order and the Final Order and applicable Law, without limitation:

(a) change the time for performance of any of the obligations or acts of the Parties;

(b) modify any representation or warranty contained in this Agreement or in any document delivered pursuant to this Agreement;

(c) waive compliance with or modify any inaccuracies or any of the covenants contained in this Agreement and waive or modify performance of any of the obligations of the Parties; and/or

(d) waive compliance with or modify any mutual conditions contained in this Agreement.

Section 8.2 Company Termination Fee

(1) Despite any other provision in this Agreement relating to the payment of fees and expenses, including the payment of brokerage fees, if a Company Termination Fee Event occurs, the Company shall pay the Company Termination Fee to the Purchaser, in each case in accordance with Section 8.2(3).

(2) For the purposes of this Agreement, "Company Termination Fee" means $3,500,000, and "Company Termination Fee Event" means the termination of this Agreement:

(a) by the Purchaser, pursuant to Section 7.2(1)(d)(ii) [Change in Recommendation] or Section 7.2(1)(d)(iii) [Breach of Article 5];

(b) by the Company pursuant to Section 7.2(1)(c)(ii) [Superior Proposal]; or

(c) by the Company or the Purchaser pursuant to Section 7.2(1)(b)(i) [Failure of Company Shareholders to Approve] or Section 7.2(1)(d)(i) [Breach of Reps, Warranties or Covenants by the Company] on the basis of a Willful Breach, if;

(i) prior to such termination, an Acquisition Proposal is publicly announced or otherwise publicly disclosed by any Person (other than the Purchaser or any of its affiliates) or any Person (other than the Purchaser or any of its affiliates) shall have publicly announced an intention to make an Acquisition Proposal; and

(ii) within nine (9) months following the date of such termination, (A) an Acquisition Proposal (whether or not such Acquisition Proposal is the same Acquisition Proposal referred to in clause (i) above) is consummated, or (B) the Company or one or more of its Subsidiaries, directly or indirectly, in one or more transactions, enters into a contract in respect of an Acquisition Proposal (whether or not such Acquisition Proposal is the same Acquisition Proposal referred to in clause (i) above) and such Acquisition Proposal is later consummated (whether or not within nine (9) months after such termination), in which case the Company Termination Fee shall be payable on or prior to consummation of the application transaction referred to therein. For purposes of the foregoing, the term "Acquisition Proposal" shall have the meaning assigned to such term in Section 1.1, except that references to "20% or more" shall be deemed to be references to "50% or more".

(3) The Company Termination Fee shall be paid by the Company to the Purchaser by wire transfer of immediately available funds to an account designated by the Purchaser as follows:

(a) if a Company Termination Fee Event occurs due to a termination of this Agreement described in Section 8.2(2)(a), within two (2) Business Days of the occurrence of such Company Termination Fee Event; and

(b) if a Company Termination Fee Event occurs due to a termination of this Agreement described in Section 8.2(2)(b), concurrently with such termination.

(4) The Company acknowledges that the agreements contained in this Section 8.2 are an integral part of the transactions contemplated by this Agreement, and that without these agreements the Purchaser would not enter into this Agreement, and that the amounts set out in this Section 8.2 represent liquidated damages which are a genuine pre-estimate of the damages, including opportunity costs, which the Purchaser will suffer or incur as a result of the event giving rise to such damages and resultant termination of this Agreement, and is not a penalty. The Company irrevocably waives any right it may have to raise as a defence that any such liquidated damages are excessive or punitive.

(5) The Purchaser agrees that the payment of the Company Termination Fee pursuant to this Section 8.2 is the sole monetary remedy as a result of the occurrence of any of the events referred to in this Section 8.2. Subject to the immediately preceding sentence, nothing in this Agreement shall preclude the Purchaser from seeking and being awarded damages in respect of losses incurred or suffered by the Purchaser as a result of any breach of this Agreement by the Company, seeking and obtaining injunctive relief to restrain any breach or threatened breach of the covenants or agreements set forth in this Agreement or the Confidentiality Agreement or otherwise, or seeking and being awarded specific performance of any of such covenants or agreements, without the necessity of posting a bond or security in connection therewith.

Section 8.3 Expenses

(1) All out-of-pocket third party transaction expenses incurred in connection with this Agreement and the Plan of Arrangement, including all costs, expenses and fees of the Company incurred prior to or after the Effective Date in connection with, or incidental to, the Plan of Arrangement, shall be paid by the Party incurring such expenses, whether or not the Arrangement is consummated.

(2) Except as disclosed in the Company Disclosure Letter, the Company confirms that no broker, finder or investment banker is or will be entitled to any brokerage, finder's or other fee or commission in connection with the transactions contemplated by this Agreement.

Section 8.4 Notices

Any notice, direction or other communication given pursuant to this Agreement (each a "Notice") must be in writing, sent by hand delivery, courier or email and is deemed to be given and received: (i) on the date of delivery by hand or courier if it is a Business Day and the delivery was made prior to 4:00 p.m. (local time in the place of receipt), and otherwise on the next Business Day; or (ii) if sent by email on the date of transmission if it is a Business Day and transmission was made prior to 5:00 p.m. (local time in the place of receipt) and otherwise on the next Business Day, in each case to the Parties at the following addresses (or such other address for a Party as specified by like Notice):

(a) to the Company at:

150 King Street West

Suite 214

Toronto, Ontario

M5H 1J9

Attention:  Michael Ruscetta, Chief Executive Officer and Dan Cohen, VP General Counsel

E-mail: [redacted]; [redacted]

with a copy to:

Torys LLP

Suite 3300, 79 Wellington Street West

Toronto, Ontario

M5K 1N2

Attention: Janan Paskaran and Frazer House

E-mail: [redacted]; [redacted]

(b) to the Purchaser at:

550 Burrard Street

Suite 2300

Vancouver, British Columbia

V6C 2B5

Attention:  Oren Shuster, Chief Executive Officer and Yael Harrosh, General Counsel and Corporate Secretary

E-mail: [redacted]; [redacted]

with a copy to:

Gowling WLG (Canada) LLP

1 First Canadian Place

100 King St. W. Suite 1600

Toronto, ON M5X 1G5

Attention:  Peter Simeon

E-mail: [redacted]

Rejection or other refusal to accept, or inability to deliver because of changed address of which no Notice was given, shall be deemed to be receipt of the Notice as of the date of such rejection, refusal or inability to deliver. Sending a copy of a Notice to a Party's legal counsel as contemplated above is for information purposes only and does not constitute delivery of the Notice to that Party. The failure to send a copy of a Notice to legal counsel does not invalidate delivery of that Notice to a Party.

Section 8.5 Time of the Essence

Time is of the essence in this Agreement.

Section 8.6 Injunctive Relief

The Parties agree that irreparable harm would occur for which money damages would not be an adequate remedy at Law in the event that any of the provisions of this Agreement were not performed by a Party in accordance with their specific terms or were otherwise breached by a Party. It is accordingly agreed that each Party shall be entitled to injunctive and other equitable relief to prevent breaches of this Agreement, and to enforce compliance with the terms of this Agreement against the other Party without any requirement for the securing or posting of any bond in connection with the obtaining of any such injunctive or other equitable relief, this being in addition to any other remedy to which a Party may be entitled at Law or in equity.

Section 8.7 Third Party Beneficiaries

(1) Except as provided in Section 2.7 and Section 4.7, which, without limiting its terms, is intended as stipulations for the benefit of the third parties mentioned in such provisions (such third parties referred to in this Section 8.7 as the "Indemnified Persons"), the Parties intend that this Agreement will not benefit or create any right or cause of action in favour of any Person, other than the Parties and that no Person, other than the Parties, shall be entitled to rely on the provisions of this Agreement in any action, suit, proceeding, hearing or other forum.

(2) Despite the foregoing, the Purchaser acknowledges to each of the Indemnified Persons their direct rights against it under Section 2.7 and Section 4.7 of this Agreement, which is intended for the benefit of, and shall be enforceable by, each Indemnified Person, his or her heirs and his or her legal representatives, and for such purpose, the Company confirms that it is acting as trustee on their behalf, and agrees to enforce such provision on their behalf. The Parties reserve their right to vary or rescind the rights at any time and in any way whatsoever, if any, granted by or under this Agreement to any Person who is not a Party, without notice to or consent of that Person, including any Indemnified Person.

Section 8.8 Waiver

No waiver of any of the provisions of this Agreement will constitute a waiver of any other provision (whether or not similar). No waiver will be binding unless executed in writing by the Party to be bound by the waiver. A Party's failure or delay in exercising any right under this Agreement will not operate as a waiver of that right. A single or partial exercise of any right will not preclude a Party from any other or further exercise of that right or the exercise of any other right.

Section 8.9 Entire Agreement

This Agreement, together with the Confidentiality Agreement, constitutes the entire agreement between the Company, on one hand, and the Purchaser, on the other hand, with respect to the transactions contemplated by this Agreement and supersedes all prior agreements, understandings, negotiations and discussions, whether oral or written, between the Company, on one hand, and the Purchaser, on the other hand. There are no representations, warranties, covenants, conditions or other agreements, express or implied, collateral, statutory or otherwise, between the Company, on one hand, and the Purchaser, on the other hand in connection with the subject matter of this Agreement, except as specifically set forth in this Agreement. The Company, on one hand, and the Purchaser, on the other hand, have not relied and are not relying on any other information, discussion or understanding in entering into and completing the transactions contemplated by this Agreement.

Section 8.10 Successors and Assigns

(1) This Agreement becomes effective only when executed by the Company and the Purchaser. After that time, it will be binding upon and enure to the benefit of the Company and the Purchaser and their respective successors and permitted assigns.

(2) Neither this Agreement nor any of the rights or obligations under this Agreement are assignable or transferable by any Party without the prior written consent of the other Party, provided however that the Purchaser (or any permitted assign of the Purchaser) may, at any time, assign its rights and obligations under this Agreement without such consent to an affiliate of the Purchaser if such assignee delivers an instrument in writing confirming that it is bound by and shall perform all of the obligations of the assigning party under this Agreement as if it were an original signatory and provided further that the assigning party shall not be relieved of its obligations hereunder.

Section 8.11 Severability

If any provision of this Agreement is determined to be illegal, invalid or unenforceable by an arbitrator or any court of competent jurisdiction, that provision will be severed from this Agreement and the remaining provisions shall remain in full force and effect. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the Parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in an acceptable manner to the end that the transactions contemplated hereby are fulfilled to the fullest extent possible.

Section 8.12 Governing Law

(1) This Agreement will be governed by and interpreted and enforced in accordance with the laws of the Province of Ontario and the federal laws of Canada applicable therein.

(2) Each Party irrevocably attorns and submits to the non-exclusive jurisdiction of the courts situated in the City of Toronto and waives objection to the venue of any proceeding in such court or that such court provides an inconvenient forum.

Section 8.13 Rules of Construction

The Parties to this Agreement waive the application of any Law or rule of construction providing that ambiguities in any agreement or other document shall be construed against the party drafting such agreement or other document.

Section 8.14 No Liability

No director or officer of the Purchaser or any of its Subsidiaries shall have any personal liability whatsoever to the Company under this Agreement or any other document delivered on behalf of the Purchaser or any of its Subsidiaries under this Agreement. No director or officer of the Company or any of its Subsidiaries shall have any personal liability whatsoever to the Purchaser under this Agreement or any other document delivered on behalf of the Company or any of its Subsidiaries under this Agreement.

Section 8.15 Counterparts

This Agreement may be executed in any number of counterparts (including counterparts by facsimile) and all such counterparts taken together shall be deemed to constitute one and the same instrument. The Parties shall be entitled to rely upon delivery of an executed facsimile or similar executed electronic copy of this Agreement, and such facsimile or similar executed electronic copy shall be legally effective to create a valid and binding agreement between the Parties.

[Remainder of page intentionally blank; signature page follows]

IN WITNESS WHEREOF the Parties have executed this Arrangement Agreement.

IM CANNABIS CORP.
By:	signed "Oren Shuster"
Authorized Signing Officer

TRICHOME FINANCIAL CORP.
By:	signed "Michael Ruscetta"
Authorized Signing Officer

SCHEDULE A
FORM OF PLAN OF ARRANGEMENT

[NTD: To be attached.]

SCHEDULE B
ARRANGEMENT RESOLUTION

1. The arrangement (the "Arrangement") under Section 182 of the Business Corporations Act (Ontario) (the "OBCA") involving Trichome Financial Corp. (the "Company"), a corporation existing pursuant to the OBCA, and certain of its security holders, pursuant to the arrangement agreement between the Company and IM Cannabis Corp., a corporation existing pursuant to the Business Corporations Act (British Columbia) and dated December 30, 2020, as it may be modified, supplemented or amended from time to time in accordance with its terms (the "Arrangement Agreement"), as more particularly described and set forth in the management information circular of the Company dated ●, 2021 (the "Circular"), and all transactions contemplated thereby, are hereby authorized, approved and adopted.

2. The plan of arrangement of the Company and certain of its security holders, and implementing the Arrangement, as it has been or may be modified, supplemented or amended in accordance with the Arrangement Agreement and its terms (the "Plan of Arrangement"), the full text of which is set out as Appendix ● to the Circular, is hereby authorized, approved and adopted.

3. The: (i) Arrangement Agreement and all the transactions contemplated therein; (ii) actions of the directors of the Company in approving the Arrangement and the Arrangement Agreement; and (iii) actions of the directors and officers of the Company in executing and delivering the Arrangement Agreement and any modifications, supplements or amendments thereto, and causing the performance by the Company of its obligations thereunder, are hereby ratified, confirmed and approved.

4. The Company is hereby authorized to apply for a final order from the Ontario Superior Court of Justice (Commercial List) (the "Court") to approve the Arrangement on the terms set forth in the Arrangement Agreement and the Plan of Arrangement (as they may be amended, modified or supplemented and as described in the Circular).

5. Notwithstanding that this resolution has been passed (and the Arrangement adopted) by the holders of common shares of the Company (the "Company Shareholders") and the holders of the Company's outstanding 9.00% convertible debentures (the "Company Debentures"), or that the Arrangement has been approved by the Court, the directors of the Company are hereby authorized and empowered, without further notice to or approval of the Company Shareholders or the holders of Company Debentures: (i) to amend, modify or supplement the Arrangement Agreement or the Plan of Arrangement to the extent permitted by their terms; and (ii) subject to the terms of the Arrangement Agreement, not to proceed with the Arrangement and any related transactions.

6. Any officer or director of the Company is hereby authorized and directed, for and on behalf of the Company, to execute, whether under corporate seal of the Company or otherwise, and to deliver any records, information or other documents required by the Director under the OBCA in accordance with the Arrangement Agreement.

7. Any officer or director of the Company is hereby authorized and directed, for and on behalf of the Company, to execute or cause to be executed and to deliver or cause to be delivered, for filing with the Director under the OBCA, articles of arrangement and all such other documents and instruments and to perform or cause to be performed all such other acts and things as, in such person's opinion, may be necessary or desirable to give full force and effect to the foregoing resolutions and the matters authorized thereby, such determination to be conclusively evidenced by the execution and delivery of any such articles of arrangement and any such other document or instrument or the doing of any such other act or thing.

SCHEDULE C
REPRESENTATIONS AND WARRANTIES OF THE COMPANY

[NTD: To be attached.]

SCHEDULE D
REPRESENTATIONS AND WARRANTIES OF THE PURCHASER

[NTD: To be attached.]